**INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.**

# OFFERING STATEMENT

**FG Communities, Inc.**



**Offering of a**
**Minimum of 8,888 Shares of Common Stock ($19,998)**
**up to a**
**Maximum of 2,222,222 Shares of Common Stock ($4,999,999.50)**

**Address for Notices and Inquiries:**

**FG Communities, Inc.**
**Michael Z. Anise**
Chief Executive Officer
108 Gateway Blvd. Ste. 204
Mooresville, North Carolina 28117
info@fgcommunities.com
www.fgcommunities.com

**With a copy of Notices to:**

**Piervincenti Law PLLC**
**Arthur Piervincenti**
631-300 Brawley School Rd, #225
Mooresville, North Carolina 28117
arthur@lawahp.com

# OFFERING STATEMENT

## FG Communities, Inc.

**Offering of a
Minimum of 8,888 Shares of Common Stock ($19,998)
up to a
Maximum of 2,222,222 Shares of Common Stock ($4,999,999.50)**

| | Offering Price | Crowdfunding Platform Commissions[1] | Proceeds to Company[2] |
|---|---|---|---|
| Per Share of Common Stock | $2.25 | $0.1575 | $2.0925 |
| Minimum Shares of Common Stock Sold | $19,998.00 | $1,399.86 | $18,598.14 |
| Maximum Shares of Common Stock Sold | $4,999,999.50 | $349,999.96 | $4,649,999.54 |

We are offering shares of our common stock at a price per share of $2.25.  We are offering a minimum of 8,888 shares for $19,998 and up to a maximum of 2,222,222 shares for $4,999,999.50.  The minimum investment that you may make is $499.50.  We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform.  The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA.  We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

1. In addition to the commission payable to the Intermediary, we will incur offering costs.  The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm.  We expect that the offering costs will total approximately $35,500 not including marketing costs.  We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.
2. No assurance can be given that all or any portion of the securities offered hereby will be sold.  Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached.  The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $19,998 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates.  This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before April 13, 2024.  If we do not raise the minimum amount offered by April 13, 2024, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is April 13, 2023.

**TABLE OF CONTENTS**

|  | **PAGE NUMBER** |
|---|---|
| GENERAL OFFERING INFORMATION | ii |
| SUMMARY OF THE OFFERING | 1 |
| THE COMPANY | 9 |
| ELIGIBILITY | 9 |
| DIRECTORS OF THE COMPANY | 9 |
| OFFICERS OF THE COMPANY | 11 |
| PRINCIPAL SECURITY HOLDERS | 11 |
| BUSINESS AND ANTICIPATED BUSINESS PLAN | 12 |
| RISK FACTORS | 15 |
| THE OFFERING | 41 |
| OWNERSHIP AND CAPITAL STRUCTURE | 44 |
| FINANCIAL CONDITION OF THE ISSUER | 51 |
| OTHER MATERIAL INFORMATION | 54 |
| ONGOING REPORTING | 54 |

LIST OF EXHIBITS

Exhibit A      Governing Documents
      - Second Amended and Restated Articles of Incorporation
      - Bylaws of the Company

Exhibit B      Form of Subscription Agreement

Exhibit C      Audited Financial Statements

**GENERAL OFFERING INFORMATION**

This Offering Statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

FG Communities, Inc., is a Nevada corporation, which we refer to as FG Communities, FGC, the Company, we, or us. The Company, acting through its affiliates, acquires, owns, develops and manages manufactured housing communities. We are offering shares of our common stock at a price per share of $2.25 with a minimum investment of $499.50 required. We are offering a minimum of $19,998 of our common stock and a maximum of $4,999,999.50 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.**

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

## SUMMARY OF THE OFFERING

The following summary of certain principal terms of the offering contemplated by this Offering Statement does not purport to be complete and is qualified in its entirety by the detailed information appearing elsewhere in this Offering Statement and in the Amended and Restated Articles of Incorporation of the Company, as amended or supplemented from time to time (the "**Articles**"), and Bylaws of the Company, as amended or supplemented from time to time (the "**Bylaws**," and together with the Articles the "**Governing Documents**").  Each prospective investor should read this Offering Statement and the Governing Documents carefully and consult with its financial, tax and legal advisers before making any investment decisions.

**The Company:** FG Communities, Inc., a Nevada corporation (the "**Company**") was formed on July 8, 2022.  The Governing Documents of the Company are attached hereto as Exhibit A.

**Company Business:** The Company's investment objective is to generate attractive risk adjusted returns while being an affordable housing solution.  The Company, acting through its affiliates, acquires, owns, develops and manages manufactured housing communities. The Company may acquire unimproved property and develop manufactured housing sites or may acquire developed sites.  In connection with the Company's acquisitions of manufactured housing communities, the Company typically will establish limited liability companies and similar entities to hold the acquired properties.  The Company earns income from leasing manufactured home sites to tenants who own their manufactured homes and from rental of manufactured homes owned by the Company to residents.  In addition, the Company may earn income through property management fees from unrelated third parties.  Any property management income will be retained by the Company for reinvestment, general corporate purposes and working capital.

There can be no assurance that the Company will achieve its investment objective, that the strategies set forth herein will be successful or that the risk management techniques contemplated to be utilized for the Company will protect the Company and/or its investors against loss.  Past performance results of the Company or its affiliates, employees or representatives or any other person is not indicative of future results of the Company and no assurance can be given that the investment objectives of the Company will be achieved or that stockholders of the Company will receive a return on or of their investment in the Company.

**Company Management:** D. Kyle Cerminara is Chairman of the Board, President, Secretary, Treasurer & Co-Founder of the Company and Michael Anise is CEO & Co-Founder of the Company.

The Company's officers and directors have the exclusive right and power to manage and operate the Company, subject to the limitations in the Governing Documents.

Stockholders will have no right to participate in the management of the Company, to act for the Company, or to vote on Company matters, except where specifically provided under applicable law or in the Governing Documents.

**Company Properties:** As of the date of this Offering Statement, the Company owned (or was under contract to purchase) approximately 20 manufactured housing communities containing approximately 470 developed sites. The housing communities are located in North Carolina and South Carolina. Manufactured housing communities are residential developments designed and improved for the placement of detached, single family manufactured homes that are produced off-site and installed and set on residential sites within the housing community. The owner of a manufactured home lease the site on which it is located, or the lease of a manufactured home leases both the home and site on which the home is located.

**Offering:** The Company is offering (the "**Offering**") shares of its Common Stock (the "**Common Stock**") at an offering price of $2.25 per share pursuant to this Offering Statement. The minimum investment in shares of Common Stock is $499.50. The minimum offering is for 8,888 shares of Common Stock or $19,998. The maximum offering is for 2,222,222 shares of Common Stock or $4,999,999.50.

**Use of Proceeds:** Proceeds from this Offering will be used for the acquisition and development of manufactured housing communities and for other general and working capital purposes, including to fund capital improvements at properties and to pay the costs of issuance.

**No Market for Common Stock:** There is no public market for the Common Stock and no such market is expected to develop in the future. The Company does not intend to apply for listing of the Common Stock on any securities exchange or for quotation in any automated dealer quotation system or other over-the-counter market. The Common Stock may not be sold or transferred (i) except as permitted under the Governing Documents and (ii) unless they are registered under the Securities Act and under any other applicable securities laws or an exemption from such registration thereunder is available.

**Rights, Preferences, Privileges**
**and Restrictions of the**
**Common Stock:** The Governing Documents, as originally filed and as amended, set forth the rights, preferences, privileges and restrictions of the Common Stock. The Governing Documents, as amended, authorize the issuance of up to one hundred million (100,000,000) shares of the Company's Common Stock. A copy of the Governing Documents is attached to this Offering Statement as Exhibit A. Prospective investors should review the Governing Documents for a more complete description of the Common Stock.

**Terms of**
**Common Stock:** *Ranking*. The Common Stock being offered will rank, as to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution, or winding up or any Liquidation Event (as defined in the Governing Documents), junior to our Preferred Stock and any other class or series of capital stock hereafter authorized that is specifically designated as senior to the Common Stock (collectively, the "**Senior Securities**"), (ii) *pari passu* with any other class or series of capital stock hereafter authorized that is specifically designated as pari passu to the Common Stock (the "**Parity Securities**"), and (iii) senior to any other class or series of capital stock hereafter authorized that is specifically designated as junior to the Common Stock (the "**Junior Securities**"). The terms of the Common Stock do not restrict the Company's ability to incur indebtedness or issue additional equity securities that rank *pari passu* or junior to the Common Stock as to dividends and distributions or rights upon our voluntary or involuntary liquidation or dissolution.

*Issue Price*. Shares of Common Stock shall be issued for such consideration as shall be fixed from time to time by the Company's board of directors and shall be taken to be fully paid and non-assessable stock.

*Dividends*. The holders of Common Stock will be entitled to receive from legally available funds, and junior to the holders of any Senior Securities, cash and other dividends as the Company's board of directors may declare from time to time. Dividends will not accrue on any shares of Common Stock, unless so declared by the Company's board of directors.

*Voting Rights*. The holders of Common Stock shall be entitled to one vote for each share held as of the record date for determining stockholders entitled to vote on any matter properly submitted for such vote (and shall not be entitled to cumulative voting rights);

provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote (1) for the election of the Company's board of directors, which shall be vested solely in the Founders Series Preferred Stock (as defined below) and (2) on any amendment to the Governing Documents, as amended from time to time including by any certificate of designation relating to Preferred Stock.

**Founders Series Preferred Stock**

The Founders Series Preferred Stock ("**Founders Preferred Stock**") ranks *pari passu* with the Series A Preferred Stock (as defined below) and is also entitled to receive cumulative cash dividends at an annual rate of 8%. The Governing Documents authorize the issuance of two shares of Founders Series Preferred Stock and one share has been issued and is held by FG Special Situations Partners LP (including its affiliates, the "**Sponsor**"). Holders of the Founders Preferred Stock have the right to elect the board of directors of the Company. The Governing Documents provide that the Company shall not take any of the following actions without the written consent of all of the holders of the Founders Preferred Stock:

- alter the rights, powers or privileges of the Common Stock or the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the holders of Common Stock or Preferred Stock;
- issue additional shares of any class or series of capital stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;
- increase or decrease the number of directors of the Company;
- hire, terminate, change the compensation of, or amend the employment agreements of, our executive officers;
- create, or authorize the creation of, or issue, or authorize the issuance of any debt security, if our aggregate indebtedness for borrowed money following such action would exceed $10,000, or guarantee, any indebtedness except for our own trade accounts arising in the ordinary course of business;

- make, or permit any subsidiary to make, any loan or advance outside of the ordinary course of business to any employee or director;
- create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by us or permit any direct or indirect subsidiary to sell, lease, or otherwise dispose of all or substantially all of the assets of any subsidiary;
- change our principal business, enter new lines of business, or exit the current line of business;
- enter into any agreement involving the payment, contribution, or assignment by us or to us of money or assets greater than $10,000;
- enter into or be a party to any transaction outside of the ordinary course of business with any our directors, officers, or employees or any associate of any such person or entity;
- acquire, by merger, stock purchase, asset purchase or otherwise, any material assets or securities of any other corporation, partnership or other entity;
- liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event.

**Series A Cumulative Convertible Preferred Stock:**

Concurrent with this Offering of Common Stock, the Company is also offering shares of its Series A Cumulative Convertible Preferred Stock (the "**Series A Preferred Stock**"). The shares of the Series A Preferred Stock of the Company have such rights, powers privileges and restrictions, qualifications, and limitations as set forth in the Governing Documents, including the Amended and Restated Certificate of Designation of the Series A Preferred Stock. The Governing Documents, as amended, authorize the issuance of up to one hundred million (100,000,000) shares of the Company's Preferred Stock, including one million (1,000,000) shares of Series A Preferred Stock. The Series A Preferred Stock has an original issue price equal to $100.00 per share and ranks senior to the Common Stock, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution, or winding up or any Liquidation Event. Holders of the Series A Preferred Stock will be entitled to receive cumulative dividends at the rate of 8% per annum to be reinvested in Series A Preferred Stock unless the holder elects to opt out and receive cash payments. On or after December 31, 2025, the Company shall have the right to redeem the Series A Preferred Stock in whole or in part, for an amount equal to the original issue price of such share of Series A Preferred Stock, plus any accrued and unpaid dividends, plus an additional amount equal to 3% per annum of the original issue price. Notwithstanding the foregoing, the Series A Preferred Stock shall mature on December 31, 2027, and such maturity may be extended by the Company for two successive one-year periods, with the affirmative consent of the holders of the Founders Preferred Stock. The Series A Preferred Stock will be convertible, at any time from and after the Original Issue Date, at the option of the Holder thereof, into shares of the Company's Common Stock at the conversion price of $17.00 per Common Share pursuant to the terms of the Amended and Restated Certificate of Designation of Series A Preferred Stock.

**Organization and Offering Expenses:**

The Company intends to pay all Organizational and Offering Expenses, however, our Sponsor may pay costs associated with the Offering on our behalf for the offer and sale of our shares of capital stock including, without limitation, legal, accounting, printing, mailing, filing fees, and other costs and expenses ("**Organization and Offering Expenses**"). We will reimburse our Sponsor for the Organization and Offering Expenses paid on our behalf. Our Sponsor may, in its sole discretion, defer or forego reimbursement for any or all of the Organization and Offering Expenses.

**Regulatory Matters:**

The Company does not intend to register as an investment company under the Investment Company Act. The Company is exempt from registration as an investment adviser under federal and state law.

**Shares Being Sold Under 4(a)(6) Crowdfunding Exemption:**

We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors who are not accredited investors:

- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
- If either their annual income or net worth is less than $124,000, then the greater of:
  - $2,500 or
  - 5 percent of the greater of their annual income or net worth.
- If both their annual income and net worth are equal to or more than
- $124,000, then 10 percent of the greater of their annual income or net worth.

The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $4,999,999.50.

**Fiscal Year:**   The Company's fiscal year ends on December 31 of each calendar year.

**Reporting:**   For each fiscal year (ending December 31), each holder of shares of Common Stock will receive annual tax information necessary for each holder's U.S. federal income tax returns, as applicable.

**Amendments:**   Each Governing Document may be modified or amended as described in such Governing Document.

**Exculpation/ Indemnification:**   Pursuant to the Governing Documents, to the maximum extent permitted under the Nevada Revised Statutes, no director or officer of the Company will be personally liable to the Company or its stockholders for damages as a result of any act or failure to act in his capacity as a director or officer.

The Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his/her testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company. The Company will have the authority to indemnify to the fullest extent permitted by law any other employee or agent of the Company made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person, his/her testator or intestate is or was an employee or agent of the Company or any predecessor of the Company, or serves or served at any other enterprise as an employee or agent at the request of the Company or any predecessor to the Company.

Please refer to the Governing Documents for additional detail regarding exculpation and indemnification.

**Potential Conflicts of Interest; Other Activities:**   See "RISK FACTORS" below.

| | |
|---|---|
| **Tax Considerations:** | All prospective investors are advised to consult their tax advisors regarding the consequences to them of an investment in the Company based on their particular circumstances. |
| **Confidentiality:** | Each holder of shares of Common Stock must keep confidential all matters relating to the Company and its affairs, except as otherwise required by law. |
| **Auditor:** | The Company plans to issue audited financial statements following the end of every fiscal year. |
| **Risk Factors:** | An investment in the Common Stock involves a high degree of risk and is suitable only for persons of substantial financial means who have no need for liquidity in this investment and who can assume the risks of loss inherent with an investment in the Common Stock. An investment in the Common Stock should not be made by any person that cannot afford a total loss of its investment in the Common Stock. There can be no assurance that the Company's investment objective will be achieved, and investment results may vary substantially from year to year. Prospective investors should carefully review the information set forth under "RISK FACTORS" before making a decision to invest in the Common Stock. |

# THE COMPANY

1. **Name of Issuer**

The name of the issuer is FG Communities, Inc.  FG Communities, Inc., is a Nevada corporation.

# ELIGIBILITY

2. **[X]   Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.  (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain:  Not applicable.

# DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

*D. Kyle Cerminara, Chairman of the Board, President, Secretary, Treasurer and Co-Founder of the Company.*  Mr. Cerminara co-founded Fundamental Global (FG) in 2012 and serves as its Chief Executive Officer. Mr. Cerminara has over 20 years' experience as an institutional investor, asset manager, director, chief executive, founder and operator of multiple financial services and technology businesses. Mr. Cerminara is a member of the board of directors of a number of companies focused in the reinsurance, investment management, technology and communication sectors, including FG Group Holdings, Inc. (NYSE American: FGH) (formerly Ballantyne Strong, Inc.), a holding company with diverse business activities focused on serving the entertainment and retail markets, since February 2015; FG Financial Group, Inc. (NASDAQ: FGF) (formerly known as 1347 Property Insurance Holdings, Inc.), which operates as a reinsurance and asset management company, since December 2016; BK Technologies Corporation (NYSE American: BKTI), a provider of two-way radio communications equipment, since July 2015; and Firefly Systems Inc., a venture- backed digital advertising company, since August 2020. Mr. Cerminara has served as the Chairman, President, Secretary and Treasurer since the founding of FG Communities, Inc.in July 2022. FG Communities is a corporation created to preserve and improve affordable housing through ownership and management of manufactured housing communities. Mr. Cerminara is President and will serve as a director of FG New America Acquisition II Corp., a special purpose acquisition company currently in the process of completing its initial public offering and which is focused on searching for a target company in the financial services and insurance industries, and he is also the chairperson of the board of directors of FG Acquisition Corp. (TSX:FGAA.U), a Canadian special purpose acquisition company that has completed its initial public offering and is focused on searching for a target company in the financial services sector.  In addition, Mr. Cerminara has served as Senior Advisor of FG Merger Corp. (Nasdaq: FGMC), a special purpose acquisition company that recently entered into a business combination agreement with iCoreConnect, Inc., a cloud-based software and technology company focused on increasing healthcare workflow productivity and customer profitability, since February 2022. Mr. Cerminara has served as the Chairman of FG Group Holdings, Inc. since May 2015 and previously served as its Chief Executive Officer from November 2015 through April 2020. Mr. Cerminara was appointed Chairman of FG Financial Group, Inc. in May 2018 and served as its Principal Executive Officer from March 2020 to June 2020. Mr. Cerminara has served as the Chairman of BK Technologies Corporation since July 2022 and previously from March 2017 until April 2020. From April 2021 to December 2021, Mr. Cerminara served as a director of Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company co-sponsored by Fundamental Global, which merged with Hagerty, a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Cerminara served as Director and President of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. He served on the board of directors of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry, from June 2016 to October 2021 and was appointed Chairman from June 2018 to June 2021; Limbach Holdings, Inc. (NASDAQ: LMB), a company which provides building infrastructure services, from March 2019 to March 2020; Iteris, Inc. (NASDAQ: ITI), a publicly-traded, applied informatics company, from August 2016 to November 2017; Magnetek, Inc., a publicly-traded manufacturer, in 2015; and blueharbor bank, a community bank, from October 2013 to January 2020. He served as a Trustee and President of StrongVest ETF Trust, which was an open-end management investment company, from July 2016 to March 2021. Previously, Mr. Cerminara served as the Co-Chief Investment Officer of CWA Asset Management Group, LLC, a position he held from January 2013 to December 2020. Prior to these roles, Mr. Cerminara was a Portfolio Manager at Sigma Capital Management, an independent financial adviser, from 2011 to 2012, a Director and Sector Head of the Financials Industry at Highside Capital Management from 2009 to 2011, and a Portfolio Manager and Director at CR Intrinsic Investors from 2007 to 2009. Before joining CR Intrinsic Investors, Mr. Cerminara was a Vice President, Associate Portfolio Manager and Analyst at T. Rowe Price (NASDAQ: TROW) from 2001 to 2007, where he was named amongst Institutional Investor's Best of the Buy Side Analysts in November 2006, and an Analyst at Legg Mason from 2000 to 2001. Mr. Cerminara received an MBA degree from the Darden Graduate School of Business at the University of Virginia and a B.S. in Finance and Accounting from the Smith School of Business at the University of Maryland, where he was a member of Omicron Delta Kappa, an NCAA Academic All American and Co-Captain of the men's varsity tennis team. He also completed a China Executive Residency at the Cheung Kong Graduate School of Business in Beijing, China. Mr. Cerminara holds the Chartered Financial Analyst (CFA) designation.

## OFFICERS OF THE COMPANY

**5.** **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

*Michael Anise, Chief Executive Officer and Co-Founder of the Company.* Mr. Anise has over 20 years' experience in the real estate and financial services industries, including experience as a manufactured housing investor and manager, as a commercial lender, and as a public company director, executive, and chief financial officer. Since 2017, Mr. Anise has overseen the acquisition, development, and management of approximately 50 manufactured housing communities, representing more than 2,500 individual home sites. From August 2019 to May 2022, Mr. Anise served as President, Chief Financial Officer and Director of Manufactured Housing Properties, Inc. (OTC: MHPC), a self-administered, self-managed, vertically integrated owner and operator of manufactured housing communities, and he served as its Chief Financial Officer and Director from September 2017 to August 2019. From 2012 to 2017, Mr. Anise was Chief Financial Officer of Crossroads Financial, LLC, a financial services company that provides inventory financing solutions to businesses that may not qualify for traditional bank financing. Prior to these roles, Mr. Anise was Chief Financial Officer of Comprehensive Financial Solutions, an asset-based lender, from 2010 to 2012; Senior Vice President of Finance for China Direct Investments, Inc., (NASDAQ: CDII), a provider of consulting services to Chinese businesses, from 2009 to 2010; and Director of SEC Reporting for Innkeepers USA (NYSE: KPA), a self-administered real estate investment trust focused on acquiring and developing extended-stay hotels, from 2005 to 2008. Mr. Anise began his career as a Senior Accountant with Republic Security Bank, which was subsequently acquired by Wachovia, and as an Accounting Manager with Tenet Healthcare. Mr. Anise earned a Bachelor of Science degree in accounting, with a minor in finance, from Florida Atlantic University.

## PRINCIPAL SECURITY HOLDERS

**6.** **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| FG Special Situations Partners, LP | Founders Series Preferred Stock | 100% |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

**7.** **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

### Overview

FG Communities, Inc. is a real estate holding company focused on the manufactured housing community market. The Company, acting through its affiliates, acquires, owns, develops and manages manufactured housing communities. The Company may acquire unimproved property and develop manufactured housing sites or may acquire developed sites. In connection with the Company's acquisitions of manufactured housing communities, the Company typically will establish limited liability companies and similar entities to hold the acquired properties. The Company earns income from leasing manufactured home sites to tenants who own their manufactured homes and from rental of manufactured homes owned by the Company to residents. In addition, the Company may earn income through property management fees from unrelated third parties. Any property management income will be retained by the Company for reinvestment, general corporate purposes and working capital. As of the date of this Offering Statement, the Company owned (or was under contract to purchase) approximately 20 manufactured housing communities containing approximately 470 developed sites located in North Carolina and South Carolina. See "Properties" below.

### Investment Objective and Strategy

The Company's investment objective is to generate attractive risk adjusted returns while being an affordable housing solution. The Company acquires and manages manufactured housing communities, with a focus on communities where the Company believes it can add value through professional management and operational improvement. This may include additional management of unrelated third party communities for a fee.

Our strategy is to acquire manufactured housing properties that we believe offer an attractive risk-adjusted return through current cash flow and long-term capital appreciation. We believe the demand for affordable housing is growing while the supply of options is shrinking. The Company believes that this supply/demand imbalance should lead to increased cash flow yields and long-term capital appreciation of property values for manufactured housing communities. We seek to capitalize on this imbalance.

The Company's initial geographic focus is the Southeast of the United States. We like the growth characteristics of this area, and we see ample opportunity for acquisitions that meet our criteria. Our search is not limited to this area. As we grow, we expect our property footprint to expand beyond our initial focus area.

Properties that interest the Company have several common characteristics:

- They are in areas that have experienced growth and that are expected to continue to grow in terms of population and economic development.
- There is a strong demand for affordable housing that supports growing cash flow yields and long-term capital appreciation of property values.
- Properties are in good shape or the combination of initial price plus the cost of renovation presents the Company with an attractive acquisition opportunity.
- There is room to add value through professional management and operational improvement.

While the above is not an exhaustive list, these characteristics provide insight to the Company's thinking and process. We can be flexible in our approach when the benefits of an acquisition outweigh the risks.

**The Manufactured Housing Community Industry**

Manufactured housing communities are residential developments designed and improved for the location of detached, single-family manufactured homes that are produced off-site and installed on residential sites within the community. The owner of a manufactured home leases the site on which it is located or the lessee of a manufactured home leases both the home and site on which the home is located.

The Company believes manufactured housing is one of the most affordable options for those seeking home ownership. According to the U.S. Census Bureau and the U.S. Department of Housing and Urban Development, at the end of 2021, the average price for a new site-built home (including land) was greater than six times the average cost of a new single-wide manufactured home (not including land). Owning a new site-built home is out of reach for many in the United States. Manufactured homes offer an affordable solution. Consumers get similar characteristics of a site-built single-family home (a yard, no shared walls with neighbors, a designated parking spot) at a fraction of the cost.

Our view is that the supply of manufactured housing communities will continue to decline. Redevelopment of these communities for other purposes has eroded existing supply. Stricter zoning rules and "Not In My Backyard" views towards manufactured housing have contributed to decreasing amounts of new supply coming to market. According to the U.S. Census Bureau, new manufactured housing units coming to market per year has declined significantly over the past several decades. This trend runs counter to the increasing demand for affordable housing.

**Competition**

The manufactured housing community industry is fragmented. While there are a handful of larger players in the industry, they account for only a fraction of the total market. We may face competition when making acquisitions from both larger companies with greater resources than we have, and from smaller operators. The number of competitors, both large and small, has increased over the past several years. We expect this trend to continue as expected risk-adjusted returns in this industry remain attractive relative to other real estate asset classes, in our opinion. Even with increased competition, we continue to see ample opportunity to put capital to work.

**Properties**

As of the date of this Offering Statement, the Company owned (or was under contract to purchase, indicated by "*") approximately 20 manufactured housing communities containing approximately 470 developed sites, including:

- FG Communities at Clyde, an 8 lot community located in Clyde, North Carolina.
- FG Communities at Conover, a 21 lot community located in Conover, North Carolina.
- FG Communities at Leicester, a 24 lot community located in Leicester, North Carolina.
- FG Communities at Eden, a 39 lot community located in Eden, North Carolina.
- Midwood Estates, a 18 lot community located in Spartanburg, South Carolina.
- Centerwood Estates, a 36 lot community located in Spartanburg, South Carolina.
- Sugarloaf Estates, a 30 lot community located in Hendersonville, North Carolina.
- Hickory Estates, a 15 lot community located in Hickory, North Carolina.
- Taylorsville Estates, a 9 lot community located in Taylorsville, North Carolina.
- Asheville Peaks, a 9 lot community located in Leicester, North Carolina.
- FG Communities at Candler, a 20 lot community located in Candler, North Carolina.
- FG Communities at Asheville – Coachcrest, a 45 lot community located in Asheville, North Carolina.
- FG Communities at Asheville – Altamont, a 20 lot community located in Asheville, North Carolina.
- FG Communities at Burlington Denver – Burlington, a 24 lot community located in Burlington, North Carolina.
- FG Communities at Burlington Denver – Graham, a 24 lot community located in Graham, North Carolina.
- FG Communities at Burlington Denver – Denver, a 30 lot community located in Denver, North Carolina.
- FG Communities at Durham, a 16 lot community located in Durham, North Carolina.
- Coddle Creek, a 21 lot community located in Concord, North Carolina.*
- Reedy Creek, a 28 lot community located in Charlotte, North Carolina.*
- South Main, a 33 lot community located in Winston Salem, North Carolina.*

Certain properties that were purchased by the Company were owned by affiliates of the Company's Chief Executive Officer and have been acquired in transactions involving an exchange of the Company's stock for the property in question.

# RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority.  Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**8.      Discuss the material factors that make an investment in the issuer speculative or risky:**

## Notice Regarding Risk Factors And Forward-Looking Statements

An investment in the Common Stock is highly speculative and involves substantial investment and tax risks.  An investment in the Common Stock is suitable only for persons of substantial means who have no need for liquidity in their investment.  In making an investment decision, prospective investors must rely on their own examination of the person or entity creating the Common Stock and the terms of this Offering, including the merits and risks involved.  Neither the information contained herein, nor any prior, contemporaneous or subsequent communication should be construed by the prospective investor as financial, legal or tax advice.  Each prospective investor should consult his own legal, tax and financial advisors to ascertain the merits and risks of the transactions described herein prior to subscribing for the Common Stock.

Certain statements in this Offering Statement are forward-looking statements such as information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. In some cases, they may be identified by terms such as "anticipates," "believes," "could," "should," 'predicts," "estimates," "expects," "targets," "intends," "may," or "will" or the negative of those terms or comparable terms. In particular, these forward-looking statements include, without limitation: statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management's goals and objectives; trends affecting our financial condition, results of operations or future prospects; statements regarding our financing plans or growth strategies; statements concerning litigation or other matters; and other similar expressions concerning matters that are not historical facts.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including without limitation the risks described under "Risk Factors" below.

Given the risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Nothing contained herein is, or should be relied on as, a promise or representation as to the future performance of the Company. Forward-looking statements speak only as of the date of this Offering Statement. Except as required by applicable law, the Company does not undertake and disclaims any obligation to update or revise and release the result of any such revisions to the forward-looking statements in this Offering Statement, whether as a result of new information, future events or otherwise.

The projections contained in this Offering Statement are based on a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies. These projections were not prepared with a view toward compliance with generally accepted accounting principles. No independent accountants have expressed an opinion or any other form of assurance regarding these projections. Projections are necessarily speculative in nature, and it can be expected that one or more of the estimates on which the projections are based will not materialize or will vary significantly from actual results, and such variances will likely increase over time. Accordingly, actual results during the periods covered will vary from the financial projections, and those variations may be material and adverse.

In addition, any projections and representations, written or oral, which do not conform to the projections contained in or referenced by this Offering Statement, must be disregarded. The projections contained in or referenced by this Offering Statement are based upon specified assumptions. If these assumptions are incorrect, the projections also would be incorrect. No representation or warranty can be given that the estimates, opinions or assumptions made in or referenced by this Offering Statement will prove to be accurate. Prospective investors should carefully review the assumptions set forth in or referenced by this Offering Statement.

The cautionary statements set forth under the caption "**Error! Reference source not found.**" and elsewhere in this Offering Statement identify important factors with respect to such forward-looking statements, including the following factors that could affect such forward-looking statements:

- economic outlook, capital expenditures, interest rates, financing activities and tax status of the Company;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations affecting manufactured housing communities and illiquidity of real estate investments;
- the risk that our existing manufactured housing communities may be at a disadvantage in competing with newly developed communities with more visual and customer appeal;
- our ability to repay debt financing obligations;
- our inability to collect rent or other receivables;

- changes in the real estate market and general economic conditions;
- the inability of the manager of any manufactured housing community to provide effective and efficient management and maintenance at the property;
- our ability to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to us;
- our ability to maintain rental rates and occupancy levels;
- changes in market rates of interest;

- increased competition in the geographic areas in which we own and operate manufactured housing communities
- our ability to comply with certain debt covenants;
- the availability of other debt and equity financing alternatives;
- the loss of any member of our management team;
- underinsured or uninsured natural disasters, such as earthquakes, tornados, floods or hurricanes;
- the level of repossessions by manufactured home lenders;
- construction defects;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;
- the effects of any terrorist activity;

- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;

- those risks and uncertainties referenced under the caption "RISK FACTORS" contained in this Offering Statement.

- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- our ability to integrate acquired properties and operations into existing operations;
- continued ability to access the debt or equity markets;
- the ability to control operating costs;
- the ability of manufactured home buyers to obtain financing;
- development or construction related difficulties or delays;
- market conditions affecting our investment securities;
- adverse changes in national, regional and local economic and demographic conditions;
- governmental approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- our inability to obtain adequate insurance on favorable terms;
- the effects of the coronavirus disease 2019 ("**COVID-19**") and similar global health conditions, and related adverse changes in (i) national, regional and local economic and social conditions, (ii) supply chains for equipment, assets and goods related to the development of any manufactured housing community and (iii) the workforce supply of healthy able-bodied persons to work on-site at a manufactured housing community; and

**PROSPECTIVE INVESTORS MUST READ AND CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER "RISK FACTORS" FOR A COMPLETE DISCUSSION OF THESE AND OTHER RISKS PERTAINING TO THIS INVESTMENT.** See "RISK FACTORS" and "CONFLICTS OF INTEREST."

**Potential investors should be aware that an investment in the Common Stock involves a high, and sometimes speculative, degree of risk. Potential investors should carefully read this Offering Statement prior to making an investment and should be able to bear the complete loss of their investment.**

**It is impossible to accurately predict the results to a potential investor from an investment in the Company because of general risks associated with the Company's investments in manufactured housing communities and the related risks associated with the Company's ownership and operation of real estate, the risks associated with the development, operating and economic performance of manufactured housing communities, the risks associated with a private offering and certain tax risks.**

Each prospective investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for the Common Stock with respect thereto.

## General Risks Concerning an Investment in the Common Stock

**General Risk of Investment in the Company.**  An investment in the Common Stock is subject to a variety of and high degree of risks and each prospective investor has considered these risks.  The realization of any of the following risks (or other risks not listed below) could materially and adversely affect the Company's business, prospects, financial condition, cash flows, liquidity, results of operations, and ability to service any indebtedness and could cause you to lose all or a significant part of your investment in the Common Stock.  Please note that the phrase "we", "us" or "our" refers to the Company, and the phrase "you" or "your" refers to each prospective purchaser of the Common Stock.

**Projections.**  All materials or documents supplied by the Company, including any pro forma financial projections, projections herein, projections related to any potential or hypothetical investment or otherwise ("**Projections**"), should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Offering Statement.  The assumptions and facts upon which the Projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the control of the Company.  The Projections included or referred to herein are based on assumptions made by the Company regarding future events.  There is no assurance that actual events will correspond with these assumptions.  Actual results for any period may or may not meet approximate Projections and may differ significantly due to the risks inherent in the development and operation of a business, including, but not limited to, the risk factors set forth herein.  Prospective investors should consult with your tax and business advisors about the validity and reasonableness of the factual, accounting and tax assumptions.  Neither the Company nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Common Stock.

**Comparing Projected Company Returns to Returns of Other Investments or Companies.**  The Projections are based entirely upon the Company's expectation of future events which may not occur, including sourcing of satisfactory investments in manufactured housing communities, developing manufactured housing communities and lease-up of manufactured housing communities.  Any projected returns contained herein are not based upon any historical information regarding the Company, as no such historical information exists at this time.  Comparing projected development returns on future manufactured housing community development to already-developed and operating manufactured housing communities is difficult and investors should carefully consider the risks associated with the Company's investment in development projects when evaluating comparisons between the returns projected on a development project versus already-developed and operating manufactured housing communities.

**Investment Concentrated in One Sector; Illiquidity.**  The Company's business will be limited to investing in manufactured housing communities.  Consequently, we are subject to risks inherent in investments concentrated in one sector of the real estate industry.  This strategy prevents us from diversification beyond real estate and manufactured housing communities, and subjects us to risks of general real estate ownership and operation.  If the local real estate markets where the properties in which the Company invests are located experience an economic downturn or suffer from a catastrophic natural disaster, this may reduce or eliminate any return on investment.   Furthermore, because an investment in real estate is inherently illiquid, it is difficult to limit our risk in response to economic, market and other conditions.  It takes considerable time and effort to market and sell real estate assets. This illiquidity increases the Company's risk that an investment will not be converted into cash at the desired time.

**Competing Interests.**  The officers, directors and managers of the Company will manage the Company, in addition to other business interests and activities outside of the Company.  There will be times when their outside business interests require them to devote a significant amount of their time and attention to other projects, which may result in the Company not performing as well as it could, which may materially and adversely affect your investment.

**Turmoil in Markets.**  During the last recession, the lending and capital markets experienced considerable turmoil and many financial institutions sought federal assistance or failed.  In the event of a failure of a lender, investor in the Company or counterparty to a financial contract, its obligations to the Company under a financial contract (or other commitment) to which the Company faces credit or other financial risks, might not be honored.  Should a financial institution or other party fail under a financial contract (or other commitment) to which the Company faces credit or other financial risks, our ability to meet our obligations could be negatively impacted, which could materially and adversely affect us.

**COVID-19 and other Pandemics**.  Any outbreaks of pandemic or contagious diseases, such as COVID-19, or consumers' concerns relating to potential exposure to contagious diseases could adversely affect the Company and its investments, whether by additional limitations in freight services, governmental actions limiting the movement of products and people between regions or otherwise disrupting the supply of goods and labor.  Shortages of labor or materials could negatively impact development and maintenance of any manufactured housing community, or make it more expensive than budgeted.  The rules and restrictions put in place with respect to COVID-19 have had a negative impact on the economy and business activity and may adversely impact the ability of the tenants of our manufactured housing communities, many of whom may be restricted in their ability to work, to pay their rent as and when due. In addition, our property managers may be limited in their ability to properly maintain our properties. Enforcing our rights as landlord against tenants who fail to pay rent or otherwise do not comply with the terms of their leases may not be possible as many jurisdictions, including those where the Company's properties are located, have established rules and/or regulations preventing us from evicting tenants for certain periods in response to the pandemic. If we are unable to enforce our rights as landlords, our business would be materially affected.

If the current pace of the pandemic does not continue to slow and the spread of the virus is not contained, our business operations could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Offering

Statement, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic, and capital markets environment present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Any outbreaks of pandemic or contagious diseases could adversely affect levels of business activity more broadly across the local, national and global economies, and precipitate sudden significant changes in local, national and global economic conditions and cycles which may make it more difficult to fully lease up manufactured housing communities or achieve the returns projected in this Offering Statement or anticipated by the Company based on its projections.

To the extent the COVID-19 virus results in a world-wide economic downturn, there may be a restriction on lending by financial institutions, which may adversely affect the ability to continue to obtain funds to complete the development of any manufactured housing community. Further, construction costs and timelines may be adversely affected by disruption in the supply of labor and building materials resulting from coronavirus, which could negatively impact the Company's anticipated cash flows or overall performance.

**Terrorism; Armed Conflicts.** The impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict involving the United States may reduce the value of property, and have an adverse impact on interest rates, the availability of financing, raw materials, oil, gas, electricity, water, energy or other factors. These events could reduce the value of the Company's assets.

**No Valuation.** We have not conducted an analysis to determine the fair market value of the Common Stock nor have we obtained any other independent third-party valuations or fairness opinions with respect to the Common Stock. Therefore, the consideration you pay for the Common Stock may exceed their fair market value.

**Limited Operating History.** The Company was formed on or around the date of this Offering Statement and has a limited operating history. Past performance of the Company or its affiliates, employees or representatives or any other person is not indicative of future results of the Company and no assurance can be given that the investment objectives of the Company will be achieved or that stockholders of the Company will receive a return on or of their investment in the Company. As a result, an investment in the Common Stock may entail more risks than an investment in the securities of a company managed by an individual, committee or entity with a substantial operating history. You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, many of which may be beyond our control.

**Past Performance.** The property investment track record of the Company's management is based on investments made at different times, under different economic circumstances, and in different contexts, than the property investment to be made by the Company. Past performance of Company management should not be relied on to predict the Company's performance.

**Long-Term Investment.** An investment in the Company is a long-term commitment and there is no assurance of any distribution to the stockholders. The Company will have no source of funds from which to make distributions to the stockholders other than from returns of, income from and gains on, its investment in the manufactured housing communities. It is uncertain as to when profits, if any, will be realized.

**Reliance on the Company and its Key Principals.** Except as specifically provided in the Governing Documents, the directors and officers of the Company will have the exclusive right and power to manage the Company's business and affairs. The stockholders will not be permitted to evaluate relevant business, economic, financial, or other information that will be used by the officers and directors in making business decisions. Our future success depends, to a significant extent, upon the continued services of the key personnel of the Company described in the Sections titled "DIRECTORS OF THE COMPANY" and "OFFICERS OF THE COMPANY". Our ability to retain our management group or to attract suitable replacements should any members of the management group leave depends on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. Moreover, except as specifically provided in the Governing Documents and applicable law, such individuals will not be required to devote their time and attention exclusively to the Company.

**Changes in Environment.** The Company's investment strategy is intended to extend over a period of years, during which the business, economic, political, regulatory, and real estate environment within which the Company operates may undergo substantial changes, some of which may be adverse to the Company. Company management will have the exclusive right and authority (within limitations set forth in the Governing Documents) to determine the manner in which the Company will respond to such changes, and stockholders generally will have no right to withdraw from the Company or to demand specific modifications to the Company's operations.

**No Diversification.** An investment in the Common Stock represents an investment in the Company, and the Company invests in manufactured housing communities. Therefore, an investment in the Common Stock is not a diversified investment. Furthermore, the property owned by the Company is involved in only one industry, manufactured housing communities. Should a manufactured housing community perform poorly, this will adversely affect the Company's revenue.

**Exculpation and Indemnification.** The Governing Documents set forth the circumstances under which the Company's directors and officers are excused from liability to the Company and its investors for damages or losses that the Company or such investors may incur by virtue of any such person's performance or services for the Company. As a result, the Company and its investors may have limited rights against these persons. In the event that a claim is made against the directors or officers, such persons may be entitled to be indemnified by the Company, in which case the assets of the Company could be used to indemnify such persons for amounts incurred in connection with such claim. In certain cases, previous distributions to the Company's investors may be recalled to cover such indemnification obligations of the Company.

**Valuations and Appraisals.** There is no requirement in the Governing Documents for the Company to have a third-party valuation or appraisal of any of the Company's assets. Accordingly, the Company's determination of the value of the Company's assets may be a subjective analysis which provides no more than the Company's estimate of value. Accordingly, there can be no assurance that the Company's valuations will be accurate on any given date, nor can there be any assurance that the sale of any property owned by the Company would be at an accurate price.

**Factual Statements.** Certain of the factual statements made in this Offering Statement are based on information from various sources believed by the Company to be reliable. The Company has not independently verified any such information and disclaims liability for any inaccuracy or inadequacy of such information. No third party (including legal counsel to the Company) has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering Statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, track record, skills, contacts or other attributes of the officers or directors, or the anticipated future performance of the Company.

**Definitive Terms and Conditions.** Portions of this Offering Statement describe specific terms and conditions set forth in the Governing Documents. The actual terms and conditions set forth in the Governing Documents, as may be amended from time to time, may vary materially from those described in this Offering Statement for a variety of reasons, including negotiations between the Company and prospective investors. Moreover, the Governing Documents contain highly detailed terms and conditions, many of which are not described fully (or at all) in this Offering Statement. In all cases, the Governing Documents supersede this Offering Statement. Prospective investors are urged to carefully review the Governing Documents, and must also be aware that, pursuant to the rules governing amendments set forth in the Governing Documents, certain types of amendments to the Governing Documents may be adopted with the consent of less than all stockholders.

**Speculative Investment; No Assurance of Return of Invested Capital.** No assurance can be given that you will realize a return on your investment in the Company or that you will not lose your entire investment in the Common Stock. For this reason, you should carefully read all of the entirety of this Offering Statement and its exhibits. YOU SHOULD CONSULT WITH YOUR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.

**Side Letters and Other Agreements**. The Company, in its sole discretion, may enter into a side letter or similar agreement with one or more investors that has the effect of establishing rights under, or altering or supplementing the terms of, the Governing Documents with respect to such investor. Investors should take into account that the Company is not required to obtain the consent of any other investor to enter into such side letters or other agreements (other than an investor whose rights as a shareholder pursuant to the Governing Documents would be materially and adversely changed by such waiver or modification).

**Other Activities of Management and Affiliates**. The Company's directors, its officers, and its affiliates manage and are invested in other entities and businesses. Such management of other equity interests by these individuals may create potential conflicts of interest for the

Company, its directors, its officers, and its affiliates, including with respect to the allocation of time, effort or investment opportunities, that could have an adverse impact on the Company.

Certain personnel of the Company and its affiliates, may, in certain circumstances be subject to a variety of conflicts of interest relating to their responsibilities to the Company and other interests, and their outside personal or business activities. Such responsibilities create a conflict if such other entities have interests that are adverse to the interests of the Company. Such personnel may have a greater financial interest in the performance of the other entities than the performance of the Company. Although the Company and its directors, its officers, and its affiliates will generally seek to minimize the impact of any such conflicts, there can be no assurance that they will be resolved favorably for the Company.

## Risks Related to this Offering and the Ownership of Common Stock

**No Present Market for Common Stock; Price Arbitrarily Set; Transfer Restrictions.** We have arbitrarily set the price of the Common Stock with reference to the general status of the securities market and other relevant factors. The offering price for the Common Stock should not be considered an indication of the actual value of such securities and is not based on our net worth or prior earnings. Because there is no public market for the Common Stock, it will be very difficult for you to liquidate your shares of Common Stock, and we cannot assure you that such securities could be resold by you at the price you paid for them or at any other price. The Governing Documents and applicable securities laws impose substantial restrictions on the transferability of the Common Stock.

**Dividends May Not be Paid.** Our ability to pay dividends on our Common Stock is dependent on our ability to operate profitably and to generate cash from our operations. We cannot guarantee that we will be able to pay dividends as required by the terms of our Common Stock.

**Securities Senior in Rights to Common Stock May be Issued.** In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our stockholders. Any preferred securities if issued by our company, including the Series A Preferred Stock, may have a preference with respect to distributions and upon liquidation that is senior to the preference of the Common Stock, which could further limit our ability to make distributions to our stockholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, holders of shares of Common Stock will bear the risk of our future offerings reducing the value of your Common Stock. In addition, we can change our leverage strategy from time to time without approval of holders of our Preferred Stock or Common Stock, which could materially adversely affect the value of our capital stock, including the Common Stock.

**Holders of Shares of Common Stock Will Not Have a Vote or Influence on the Management of Company.** All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Except as required by the Nevada Revised Statutes, holders of Common Stock do not have voting rights. The voting power, including the power to elect and remove directors, is held by the holders of the Company's Founders Preferred Stock. No director can be elected or removed without the approval of the holders of the Founders Preferred Stock. In addition, the Company may not take certain actions without the approval of the holders of the Founders Preferred Stock. As a result, you will not have the ability to alter the Company's management's path if you feel they have erred. Accordingly, no person should purchase our Common Stock unless he or she is willing to entrust all aspects of management to the Company.

**Illiquid Securities.** The Company does not intend to list the Common Stock on any national securities exchange or include them for quotation through an inter-dealer quotation system of a registered national securities association. The issuance of the Common Stock constitutes a new issue of securities with no established trading market. Furthermore, it is not anticipated that the Common Stock will be readily tradable on a secondary market or the substantial equivalent thereof following the completion of the Offering. Therefore, prospective investors should consider the Common Stock an illiquid investment. Accordingly, the Common Stock should be purchased for their potential returns only and not for any resale potential.

**Minimum Offering Amount; Bridge Financing**. There is a limited minimum amount of gross proceeds that the Company must raise to begin accepting subscriptions and issuing shares of Common Stock. If the Company accepts subscriptions but an investment opportunity requires more capital than the Company has received from the Offering, the Company may seek additional funds in the form of bridge financing. Such bridge financing may be provided by an affiliate of the Company, and the provider of the bridge financing will be paid market carrying costs for such bridge financing. However, no assurance can be given that an affiliate will provide such financing. In the event an affiliate is unable to provide bridge financing, the Company may have to forgo an investment opportunity which could then negatively impact expected returns and cash flows of the Company, which, in turn will adversely affect our revenue.

**Special Caution for Investors in Later Closings.** Any person considering an investment in shares of Common Stock (including an existing investor) should assume that the Company, its directors and officers, will be in possession of information regarding the properties in which the Company has invested, which information both: (i) would be material to such person's evaluation of an investment in the Company; and (ii) may not be disclosed to such person by the Company in connection with such evaluation. The Company and its directors and officers explicitly disclaim any obligation to update this Offering Statement to include (or otherwise inform prospective investors of) any such information.

Under some circumstances, a person considering an investment in the Company may be provided with copies of the Company's financial statements. Any such person is cautioned that it will be inherently difficult to determine the value of real estate assets held by the Company and that, accordingly, it would be inappropriate to interpret any information set forth in such statements as a representation or warranty regarding the true fair market value of any such real estate assets.

**Risk of Dilution.** If you purchase shares of Common Stock in this Offering, you will pay more for your Common Stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. In addition, you will experience further dilution to the extent that our shares of Common Stock are issued upon the vesting of any restrictive shares or the exercise of any share options or warrants.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our cash needs through a combination of equity and/or debt financings and collaborations or other strategic arrangements. To the extent that we raise additional capital through the sale of equity or convertible securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a holder of our Common Stock.

**Risks Related to the Use of Proceeds from This Offering.** We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations. We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for acquisitions, working capital and general corporate purposes. As a result, investors will be relying upon management's judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

**Risk Related to Our Affiliates Investing in This Offering.** There is no restriction on affiliates of our company, including its directors and existing stockholders, investing in the Offering. As a result, it is possible that if we raise some funds, but have not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and give investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company, and its prospects to receive investments of at least the minimum amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

## Risks Related to our Business and Industry

**General Real Estate Industry Risks.** Our performance is subject to risks associated with the real estate industry, and the realization of any of these risks could materially and adversely affect us. Real property investments are subject to varying risks and market fluctuations. These events include, but are not limited to:

- adverse changes in national, regional and local economic and demographic conditions;

- the availability of financing, including financing necessary to extend or refinance debt maturities;
- the ability to control operating costs;
- the adoption on the national, state or local level of more restrictive laws and governmental regulations, including more restrictive zoning, land use or environmental regulations and increased real estate taxes;
- opposition from local community or political groups with respect to a manufactured housing community;
- our inability to provide effective and efficient management and maintenance at a manufactured housing community;
- the inability of manufactured home buyers to obtain financing;
- our inability to collect rent or other receivables;
- the effects of any terrorist activity;
- underinsured or uninsured natural disasters, such as earthquakes, tornados, floods or hurricanes; and
- our inability to obtain adequate insurance on favorable terms.

The value of the Company's investments in any manufactured housing communities and our performance may decline due to the realization of risks associated with the real estate industry, which could materially and adversely affect us.

**Competitive Nature of Manufactured Housing Community Industry.** The real estate business is highly competitive. The Company competes for manufactured housing community investments with numerous other real estate entities, such as individuals, corporations, REITs, and other enterprises engaged in real estate activities. In many cases, the competing concerns may be larger and better financed than we are, making it difficult for us to secure new manufactured housing community investments. Competition among private and institutional purchasers of manufactured housing community investments has led to increases in the purchase prices paid for manufactured housing communities and consequent higher fixed costs. To the extent we are unable to effectively compete in the marketplace, our business may be adversely affected.

It is not certain that the Company will be able to attract tenants to its manufactured housing communities, to renew expiring tenant leases, or to re-lease vacant space at rates similar to those being realized by the community at such time as the space becomes vacant. Any of these factors could adversely affect the financial performance of the Company.

**Actions by Competitors May Have an Adverse Impact on Rental Rates.** The Company competes with other owners and operators of manufactured housing community properties, some of whom own properties similar to ours in the same submarkets in which our properties are located. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our properties or at any newly acquired properties. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities. If our competitors offer housing at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, and ability to satisfy our debt service obligations could be materially adversely affected.

**Inability to Obtain Adequate Cash to Fund Company's Business.** Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured and unsecured loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to our expectations.

**Risks Associated with the Company's Debt.** The Company finances a portion of its investments in properties through debt. As of December 31, 2022, our total indebtedness for borrowed money was approximately $8.1 Million. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including (i) failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms; (ii) refinancing terms less favorable than the terms of existing debt; and (iii) failure to meet required payments of principal and/or interest.

**Risks Related to "Balloon Payments" and Re-Financings.** Certain of the Company's mortgages and lines of credit will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." As of December 31, 2022, our total future minimum principal payments were approximately $8.1 Million. There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

**Increases in Market Interest Rates.** Increases in market interest rates could materially increase our costs associated with existing and future debt. Our interest costs for any new debt and our current debt obligations may rise if interest rates increase. This increased cost could make the financing of any new acquisition more expensive as well as lower our current period earnings. Rising interest rates could limit our ability to refinance existing debt when it matures or cause us to pay higher interest rates upon refinancing. In addition, an increase in interest rates could decrease the access tenants have to credit, thereby decreasing the amount they are willing to pay to lease our properties and limit our ability to reposition our portfolio promptly in response to changes in economic or other conditions. In the event the Company were to seek to mitigate the risks underlying increases in interest rates through hedging activities, no hedging activity can protect the Company completely.

**Leverage; Risk of Foreclosure.** For any loan incurred by the Company, no assurance can be given that future cash flow will be sufficient to make the debt service payments on any borrowed funds and also cover capital expenditures or operating expenses. If the revenue received by the Company is insufficient to pay debt service, capital expenditures and operating expenses, it would be required to use working capital or seek additional funds. There can be no assurance that additional funds would be available, if needed, or, if such funds were available, that they would be available on terms acceptable to the Company. If the Company is unable to pay debt service, the relevant lender will likely be entitled to foreclose on assets of the Company. A foreclosure on the Company with respect to a particular property would likely result in the loss of the entire investment in the property. Any such foreclosure would have a materially adverse effect on the financial performance of the Company likely resulting in a loss of the Company's investment in the property which, in turn would adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

**Risk of Becoming More Highly Leveraged**. The Company has incurred, and may continue to incur, indebtedness in furtherance of its activities. We could become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements, which could adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

**Risks of Personal Guarantees.** In order to procure financing for the acquisition of our properties, certain of our directors and officers, (together, the "**Guarantors**"), have agreed to guarantee the loans. The guarantees provided by the Guarantors covers the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees, the Guarantors have agreed to perform the obligations under the loan agreements in the event that the Company is unable to perform its obligations. In the event that the guarantees are enforced, the Guarantors could be obliged to use their personal property, including the equity interest in our company, to fulfill their obligations under the our loans. As such, there is the potential for conflicts of interest between the Guarantors' personal interests and ours whether their guarantees are called upon or not. No assurance can be given that material conflicts will not arise that could be detrimental to our operations and financial prospects.

**Restrictions on Company's Activities Due to Indebtedness.** Any indebtedness associated with any real estate, manufactured housing community or other activities of the Company, if incurred by the Company, will likely restrict the Company's activities and the decisions it makes, including its ability to sell, assign, convey, transfer or otherwise dispose of or encumber any real estate and/or manufactured housing community, or the income derived therefrom, without the consent of the holder of such indebtedness, to repay or defease such indebtedness or to engage in mergers or consolidations that result in a change in control of any real estate and/or manufactured housing community. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. Such defaults may permit the acceleration of amounts due thereunder and possible foreclosure of any real estate and/or manufactured housing community. Any of these events or situations may result in the Company not performing as well as it could, which may materially and adversely affect your investment.

**Restrictions on Transfer and Encumbrance.** The terms of any loan from a third-party to the Company would likely prohibit the transfer or further encumbrance of the Company's property or any interest in the property except with the respective lender's prior written consent, which consent such respective lender will likely be entitled to withhold. Upon any violation of these restrictions on transfer or encumbrance, the relevant lender would likely have the right to declare the entire amount of the relevant loan, including principal, interest, prepayment premiums and other charges, to be immediately due and payable. If the loan were immediately due and payable, the debtor will have the obligation to immediately repay such loan in full. If the Company is unable to obtain replacement financing or otherwise fails to immediately repay such loan in full, such lender may invoke its remedies under its loan's terms, which are likely to include proceeding with a foreclosure sale that would likely result in a materially adverse effect on the financial performance of the Company likely resulting in a loss of the Company's investment in the respective property, which, in turn would adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

**Risk of Changes in US Government Policy Regarding Fannie Mae and Freddie Mac**. The Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) are a major source of financing for the manufactured housing real estate sector. We could depend on Fannie Mae and Freddie Mac to finance growth by purchasing or guarantying manufactured housing community loans. In February 2011, the Obama Administration released a report to Congress that included options, among others, to gradually shrink and eventually shut down Fannie Mae and Freddie Mac. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to our real estate sector or to us in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional communities on favorable terms or at all.

**Limited Availability of Affordable Financing for Tenants**. Market conditions and regulatory requirements may make it more difficult for purchasers of manufactured homes to obtain financing. The Secure and Fair Enforcement for Mortgage Licensing Act requires community owners interested in providing financing for customer purchases of manufactured homes to register as mortgage loan originators in states where they engage in such financing. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act amended the Truth in Lending Act and other consumer protection laws by adding requirements for residential mortgage loans, including limitations on mortgage origination activities, restrictions on high-cost mortgages and new standards for appraisals. The law also requires lenders to make a reasonable investigation into a borrower's ability to repay a loan. These requirements make it more difficult for homeowners to obtain affordable financing to obtain loans to purchase manufactured housing. Homeowners' inability to obtain affordable financing could have an adverse impact on the Company's revenue.

**Concentration of Properties in Southeast; Market & Economic Conditions.** The market and economic conditions in our current markets may significantly affect manufactured housing occupancy or rental rates.  Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, current cash flow and ability to pay or refinance our debt obligations could be adversely affected.  As a result of the current geographic concentration of our properties in North Carolina and South Carolina, we are exposed to the risks of downturns in the local economy or other local real estate market conditions that could adversely affect occupancy rates, rental rates, and property values in these markets.

Other factors that may affect general economic conditions or local real estate conditions include (i) the national and local economic climate which may be adversely affected by, among other factors, plant closings, and industry slowdowns; (ii) local real estate market conditions such as the oversupply of manufactured home sites or a reduction in demand for manufactured home sites in an area;  (iii) the number of repossessed homes in a particular market; (iv) the lack of an established dealer network; (v) the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates; (vi) the safety, convenience and attractiveness of our properties and the neighborhoods where they are located; (vii) zoning or other regulatory restrictions; (viii) competition from other available manufactured housing communities and alternative forms of housing (such as apartment buildings and single-family homes); (ix) our ability to provide adequate management, maintenance and insurance; (x) increased operating costs, including insurance premiums, real estate taxes and utilities; and (xi) the enactment of rent control laws or laws taxing the owners of manufactured homes.

The Company's income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly renew the leases for a significant number of sites, or if the rental rates upon such renewal were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each property (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property.

**Risk of Inflation.** Inflationary pressures can increase operating expenses, including labor and energy costs, above expected levels and beyond the Company's ability to pass such costs on to customers through increased rents.  Inflationary pressures can also have secondary effects, such as decreasing the amount of discretionary income available to potential customers and renters.

**Risks on Disposition of Properties.**  In connection with the disposition of any of the properties owned by the Company, the Company may be required to make representations about the business and financial affairs of the Company and the respective property typical of those made in connection with the sale of any real estate asset.  The Company may also be required to indemnify the purchasers of the respective property to the extent that any such representations or disclosure documents turn out to be incorrect, inaccurate or misleading.  These arrangements may result in contingent liabilities, which might ultimately have to be funded by the Company.

**Risks Related to Property Management Services Provided by the Company.**  There are inherent risks in the Company providing property management services to the manufactured housing communities on the properties that it owns.  The more significant of these risks include: (i) our possible liability for personal injury or property damage suffered by our employees and third parties, including our tenants, that are not fully covered by our insurance; (ii) our possible inability to keep our manufactured housing communities at or near full occupancy; (iii) our possible inability to attract and keep responsible tenants; (iv) our possible inability to expediently remove "bad" tenants from our communities; (v) our possible inability to timely and satisfactorily deal with complaints of our tenants; (vi) our possible inability to locate, hire and retain qualified property management personnel; and (vii) our possible inability to adequately control expenses with respect to our properties.

**Risks Associated with the Company's Acquisition Activities.**  The Company acquires and intends to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks: (i) we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded REITs and institutional investment funds; (ii) even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions for closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied; (iii) even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price; (iv) we may be unable to finance acquisitions on favorable terms; (v) acquired properties may fail to perform as expected; (vi) acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and (vii) we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above were to occur, our business and results of operations could be adversely affected.  In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities.  As a result, if a liability were to be asserted against us based on ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

**New Acquisitions May Fail to Perform.**  The Company intends to continue to acquire manufactured housing communities.  However, newly acquired properties may fail to perform as expected and could pose risks for our ongoing operations including the following: (i) integration may prove costly or time-consuming and may divert management's attention from the management of daily operations; (ii) difficulties or an inability to access capital or increases in financing costs; (iii) we may incur costs and expenses associated with any undisclosed or potential liabilities; (iv) unforeseen difficulties may arise in integrating an acquisition into our portfolio; (v) expected synergies may not materialize; and (vi) we may acquire properties in new markets where we face risks associated with lack of market knowledge such as understanding of the local economy, the local governmental and/or local permit procedures.

As a result of the foregoing, we may not accurately estimate or identify all costs necessary to bring an acquired manufactured housing communities up to standards established for our intended market position.  As such, we cannot provide assurance that any acquisition that we make will be accretive to us in the near term or at all.  Furthermore, if we fail to realize the intended benefits of an acquisition, it may have a negative impact on our operations.

**Development and Expansion Activities May Fail to Perform.**  The Company may periodically consider development and expansion activities, which are subject to risks such as construction costs exceeding original estimates and construction and lease-up delays resulting in increased construction costs and lower than expected revenues.  Additionally, there can be no assurance that these properties will operate better as a result of development or expansion activities due to various factors, including lower than anticipated occupancy and rental rates causing a property to be unprofitable or less profitable than originally estimated.

**Construction Defects**.  In the event the Company undertakes any construction activities with respect to a manufactured housing community, such new construction may be subject to construction defect claims that only reveal themselves over time.  To the extent that warranties from contractors do not cover any such defects and the Company is not successful recovering damages from such contractors, it is possible that the Company would be responsible to repair any such defects.  If the Company is required to pay for the repair of any construction defects, the projected return to the Company from its investment in such community may be reduced, which could adversely affect our financial condition and operations.

**Significant Capital Expenditures May Have Adverse Impact on Company's Financial Condition**.  The Company may, or may be required to, from time to time make significant capital expenditures to maintain or enhance the competitiveness of the Company's manufactured housing communities.  There can be no assurances that any such expenditures would result in higher occupancy or higher rental rates.

**The Company May be Unable to Sell Properties at Appropriate Times**. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions.  The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service our debt and make distributions to our stockholders.

**Dependence on Property Manager.**  The financial performance of a manufactured housing community will be substantially dependent upon a property manager to maximize rental revenues, occupancy rates and customer satisfaction at the property.  If the property manager of the manufactured housing community is unable to successfully recruit, train and retain qualified personnel, the cash flows from the property may be reduced, adversely affecting the financial performance of the Company.

**Lease Up; Occupancy Rate.**  Once a manufactured housing community is in lease up, there can be no assurance that the community will be substantially occupied at projected rents. The Projections for the Company assume certain lease-up rates and rent levels, but there can be no assurance that any manufactured housing community will achieve or maintain the occupancy rates and rents within the time periods specified, or at all, as contemplated in the assumptions to such Projections.  There can be no assurance that the property manager of any manufactured housing community will be able to lease the units or maintain a specific level of occupancy. In addition, it may be necessary to make substantial concessions in terms of rent incentives to attract new tenants to any community. If these concessions were to become necessary, or in fact were to increase, the financial performance of the Company may be adversely affected. In addition, tenants and lease guarantors, if any, may be unable to make their lease payments. Defaults by a significant number of tenants could, depending on the number of units affected and the ability to successfully find substitute tenants, have a material adverse effect on the financial performance of the Company.

**Risk of Losses in Excess of Insurance Coverage and Uninsured Losses.** We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt that carries recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of its insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

**Costs Associated with Taxes and Regulatory Compliance May Reduce Revenues.** We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act of 1990 may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or amended or what costs we will incur to comply with such requirements. Costs resulting from changes in real estate laws, income taxes, service or other taxes may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations. In addition, any property or a portion of property owned by the Company could become subject to eminent domain or inverse condemnation action. Such an action could have a material adverse effect on the marketability of the properties owned by the Company and the Company's return on investment.

**Americans with Disabilities Act.** Under the Americans with Disabilities Act of 1990 (the "**ADA**"), all public accommodations must meet federal requirements related to access and use by disabled persons. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation that will be the responsibility the Company. If we incur substantial costs to comply with the ADA and any other similar laws, this would materially and adversely affect our ability to provide any distributions or other return on capital or indebtedness to the Company, which, in turn will adversely affect our business and results of operations.

**Risk of Rent Control Legislation.**  State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements.  We may purchase additional properties in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

**Risk of Environmental Liabilities.**  Under various federal, state and local laws, as well as local ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property, as well as certain other potential costs relating to hazardous or toxic substances.  Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances.  A conveyance of the property, therefore, does not relieve the owner or operator from liability.

As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated.  We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs.  In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination.  Contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral.  Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person.  In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air.  These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.  In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property.  When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.  We are not aware of any environmental liabilities relating to our investment properties that would have a material adverse effect on our business, assets, or results of operations.  However, we cannot assure you that environmental liabilities will not arise in the future and that such liabilities will not have a material adverse effect on our business, assets or results of operation.

Many of the manufactured housing communities that we currently operate are on well systems and septic systems.  At these locations, we are subject to compliance with monthly, quarterly and yearly testing for contaminants as outlined by each state's Department of Environmental Protection Agencies.  Currently, we are not subject to radon or asbestos monitoring requirements.

Additionally, in connection with the management of the properties or upon acquisition or financing of a property, we authorize the preparation of Phase I or similar environmental reports (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants.  Based on such environmental reports and our ongoing review of its properties, as of the date of this Offering Statement, we are not aware of any environmental condition with respect to any of our properties that we believe would be reasonably likely to have a material adverse effect on our financial condition or results of operations.  These reports, however, cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist with respect to any one property or more than one property.

**Potential Losses on Dissolution and Termination of the Company.**  In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of the assets of the Company will be distributed among the stockholders, but only after the satisfaction of the claims of creditors and subject to the terms of the Governing Documents.  The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the amount of claims to be satisfied.  The Company cannot assure that it will recognize gains on such liquidation.

**Cybersecurity Risks.** The Company collects, maintains, transmits and stores data about our tenants, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information.  We also employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf.  Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of technologies used to protect transaction and personal data or other confidential and sensitive information from being breached or compromised.  Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransom-ware, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms.  We and our service providers may not anticipate, discover or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.  In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of personal information, including tenants' and employees' personally identifiable information, or other confidential or proprietary information of ourselves or third parties; limited or terminated access to certain payment methods or fines or higher transaction fees to use such methods; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. If any of these breaches of security occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a tenant's password could access that tenant's personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business.

**Litigation Risks.** The Company may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

## Securities Law & Other Regulatory Considerations

**Securities Act**. The offer and sale of the Common Stock will not be registered under the Securities Act of 1933 (as amended from time to time, the "**Securities Act**") in reliance upon the exemption from registration provided by Section 4(a)(6) thereof and the regulations promulgated with respect to such section. To ensure compliance with the requirements for such exemption, the Common Stock will be offered and sold only to certain investors through the EquiFund crowdfunding platform. Each prospective investor will be required to make certain representations in its Subscription Agreement to enable the Company to determine whether such investor is an Accredited Investor or otherwise eligible to purchase the Common Stock offered hereby. This Offering Statement has not been reviewed by the SEC, nor has the SEC or any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering.

There is no public market for the Common Stock and no such market is expected to develop in the future. The Common Stock may not be sold or transferred (i) except as permitted under the Governing Documents and (ii) unless they are registered under the Securities Act and under any other applicable securities laws or an exemption from such registration thereunder is available.

Each prospective investor will be required to represent that such prospective investor is acquiring the Common Stock for investment and not with a view to distribution or resale, that such prospective investor understands the Common Stock is not freely transferable and, in any event, that such prospective investor must bear the economic risk of their investment for an indefinite period of time because the Common Stock has not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Common Stock cannot be sold unless they are subsequently registered or an exemption from such registration is available. It is not contemplated that registration of the Common Stock under the Securities Act or other securities laws will ever be effected. The holders of the Common Stock have no right to require registration of the Common Stock and the Company is not under any obligation to cause an exemption to be available.

The Company is offering the Common Stock without registration under any securities laws in reliance on an exemption for such transactions by an issuer. While the Company believes reliance on such exemption is justified, there can be no assurance that factors such as the manner in which offers and sales are made, concurrent offerings by other entities, the scope of disclosure provided, the failure to file notices or make other filings, or changes in applicable laws, regulations or interpretations will not cause the Company to fail to qualify for such exemption under U.S. federal or one or more states' securities laws. Failure to so qualify could result in the rescission of sales of Common Stock at prices higher than the then current value of those Common Stock, potentially materially and adversely affecting the Company's performance and business. Further, even non-meritorious claims that offers and sales of the Common Stock were not made in compliance with applicable securities laws could materially and adversely affect the Company's ability to conduct its business.

**Limitations on the Transfer of Common Stock.** You should be aware of the long-term nature of this investment. There is not now and may not ever be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

**Investment Company Act.** Management believes the nature of the Company will not subject it to the registration requirements of the United States Investment Company Act of 1940, as amended (the "**Investment Company Act**"). Accordingly, investors will not be afforded any of the protections of the Investment Company Act. There is no assurance that management's belief in this regard will continue to be correct. Neither the Company nor its counsel can assure investors in the Company that, under certain conditions, changing circumstances, or changes in the law, the Company will not become subject to the Investment Company Act or other burdensome regulation.

**Advisers Act**. The Company will not be registered as an investment adviser under the Advisers Act or under state law. Accordingly, investors will not be afforded any of the protections of the Advisers Act or state law applicable to registered investment advisers in relation to the Company.

**ERISA.** Each prospective investor is urged to consult with its own legal counsel regarding Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") matters. The Company's securities may be offered to employee benefit plans subject to Title I of ERISA or

Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (an "**ERISA Plan**"). An ERISA Plan fiduciary should carefully consider whether an investment in the Company by such ERISA Plan would be consistent with his, her or its fiduciary duties.

**Certain U.S. Tax Risks.** An investment in the Common Stock may entail tax risks. There can be no assurance that the structure of the Company or the Common Stock will be tax efficient for any particular investor or that any particular tax result will be achieved. **Prospective investors should consult their tax advisors with respect to the U.S. federal, state, and local tax consequences to them of an investment in the Common Stock based on their particular circumstances.**

The Company will be treated as a corporation for U.S. tax purposes. The Company does not currently intend to elect to be treated as a real estate investment trust (a "**REIT**") for such purposes. Accordingly, the Company will be subject to U.S. federal income tax (at the prevailing corporate tax rate) and state and local income and other applicable taxes in the jurisdictions in which it owns property or is deemed to conduct business. As more fully described below, any change in the applicable rates or other tax laws relevant to the Company's real estate business or method of operation may adversely affect the Company in future periods.

## Conflicts of Interest

The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities, and their affiliates may act, and are acting, as officers, directors, principals, managers or the equivalent of other companies and entities and as the property manager of other properties. The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates may form and manage additional companies or other business entities. The Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other companies and entities. As a result, conflicts of interest between the Company's investors and the other activities of the Company, the Company's officers and directors, any property manager of one of the Company's manufactured housing communities and their affiliates may occur from time to time. The principal areas in which conflicts may be anticipated to occur are as described below. By investing in the Company, each investor will be deemed to have acknowledged and approved the existence of, and to have waived any claim with respect to, such conflicts.

**Receipt of Compensation by the Company, its Affiliates and their Personnel.** The payments to the Company and its affiliates set forth under "Compensation of the Company and its Affiliates" have not been determined by arm's-length negotiations. Many of the fees and other payments due to the Company and its affiliates, including any Guarantee Fee and Property Management Fees, are payable regardless of the ultimate success of a manufactured housing community in which the Company invests. This conflict of interest provides an incentive for the Company to invest in a manufactured housing community that will generate these fees and other payments to the Company and its affiliates, and to not invest in other manufactured housing communities ("**Independent Properties**") that would not also generate such fees and other payments.  This incentive could also cause the Company to invest in a manufactured housing community that is riskier and/or potential to have lower returns than an Independent Property. In addition, these fees and other payments will reduce the amounts that may otherwise be available for distributions to the Company's stockholders.   PROSPECTIVE INVESTORS ARE STRONGLY URGED TO ASK THE COMPANY ABOUT THESE CONFLICTS OF INTEREST, AND HOW THE COMPANY, ITS AFFILIATES AND PERSONNEL ARE COMPENSATED TO FULLY APPRECIATE THIS CONFLICT OF INTEREST AND ANY OTHERS WHICH MAY EXISTS WHERE THE COMPANY MAY ENGAGE IN A TRANSACTION OR ACTIVITY WHEN ITS INTEREST IS AVERSE TO YOUR INTEREST.  See "OTHER COMPENSATION OF THE COMPANY AND ITS AFFILIATES".

**Other Activities.**  The Company's officers, directors and their affiliates are subject to various potential conflicts of interest arising out of their relationship to the Company.  The Company's officers, directors and their affiliates are not required to manage the Company as their sole and exclusive function, and will devote such time as is necessary to conduct the business affairs of the Company in an appropriate manner. The Company's officers, directors and their affiliates will work on other projects. Conflicts may arise in the allocation of management resources as a result of such other activities.  The Company's officers, directors and their affiliates are permitted to engage in or pursue, directly or indirectly, any interest in other business ventures of any or every kind, nature or description, independently or with others (and currently do).

**Legal Representation.**  Counsel to the Company serves as counsel to the Company and certain of its affiliates in connection with the Offering, as well as certain other matters for which the Company may engage counsel to the Company from time to time.  Counsel to the Company has not represented and will not represent any investors in the Offering nor does it purport to represent their interests.  No independent counsel has been retained to represent the investors in the Offering.  Prospective investors are encouraged to consult with their own respective legal counsel.

**Diverse Stockholder Group.** The stockholders may have conflicting investment, tax, and other interests with respect to their investment in the Company. As a consequence, conflicts of interest may arise in connection with decisions made by the directors and officers that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders' individual tax situations. Company management will consider the investment and tax objectives of the Company and its stockholders as a whole, and not the investment, tax or other objectives of any stockholder individually.

## Compensation of the Company and its Affiliates

The following is a description of compensation that may be received by the Company and its affiliates from the proceeds of investments by the Company in manufactured housing communities.  To the extent these compensation arrangements are established by the Company and/or its affiliates, such arrangements are not the result of arm's-length negotiations.

PROSPECTIVE INVESTORS ARE STRONGLY URGED TO ASK THE COMPANY ABOUT THE CONFLICTS OF INTEREST PRESENTED BY THESE ARRANGEMENTS AND THE IMPACT IT MAY HAVE ON THE COMPANY'S SELECTION OF INVESTMENT PROPERTIES BY THE COMPANY, TO FULLY APPRECIATE THIS CONFLICT OF INTEREST AND ANY OTHERS WHICH MAY EXISTS WHERE THE COMPANY MAY ENGAGE IN A TRANSACTION OR ACTIVITY WHEN ITS INTEREST IS AVERSE TO YOUR INTEREST.

**Investment in Company for Organizational Costs and Purchases of First Properties.** Our Sponsor, which is an affiliate of the Company and the Company's initial common shareholder, invested in the Company to fund organizational costs and the purchase of the first investments in manufactured housing communities.  The Sponsor purchased shares in the Company at what was determined to be the fair market value of the Company at the time.  The Sponsor or one of its affiliates may be reimbursed for additional investments made on behalf of the Company as defined in this Offering Statement.

**Guarantee Fees.**  With respect to the Company's investments in manufactured housing communities, the terms of the investment in the property may include proceeds of the investment being paid to certain principals or affiliates of the Company.  This payment is in consideration for such principal or affiliate providing a payment guarantee of the loan incurred by the Company or its affiliate to purchase the property.  The loans in these deals will likely also require standard non-recourse exceptions for intentional breaches and bad acts under the loan documents.  Guarantee fees are approximately 6-7% of the loan amount.

**Development Fees.** Development Fees are not presently contemplated but may be considered in the future.  Development Fees, if taken, would be at market rates.  It is impossible to estimate the amount of Development Fees at this time.  If charged in the future, development fees will vary from investment to investment and the terms of such investment.

**Property Management Fees.**  The Company (or an entity that is its wholly owned subsidiary) does not currently, but may in the future, receive an annual property management fee with respect to its investments in manufactured housing communities, and /or communities owned by unrelated third parties as compensation for providing ongoing property management services. This annual property management fee, if taken, would be at market rates.  Currently, property management fees are 0% of the gross revenues of the property.

THESE ESTIMATES HAVE NOT BEEN INDEPENDENTLY VERIFIED OR AUDITED.  NO GUARANTEE, REPRESENTATION OR WARRANTY CAN BE GIVEN THAT THE ESTIMATES PROVIDED ABOVE WILL PROVE TO BE ACCURATE.   THESE AMOUNTS WILL VARY FROM INVESTMENT TO INVESTMENT BASED ON A VARIETY OF FACTORS AND RISKS, INCLUDING THE SIZE OF THE INVESTMENT BY THE COMPANY, CREDIT POSITION OF THE COMPANY AND/OR ITS AFFILIATES, THE NEEDS OR DEMANDS OF THE PROPERTY AND THE OVERALL MARKET AND ECONOMY.  COMPENSATION DEPENDS GREATLY ON DEAL-SPECIFIC FACTS AND FUTURE EVENTS, AND THUS ACTUAL COMPENSATION COULD VARY MATERIALLY FROM THE ESTIMATES PROVIDED ABOVE.  COMPENSATION PAID TO THE COMPANY

OR ITS AFFILIATES MAY AFFECT AN INVESTMENT'S CASH FLOWS BY INCREASING ITS CAPITAL EXPENDITURES WHICH COULD MATERIALLY AND ADVERSELY AFFECT THE PERFORMANCE OF THE COMPANY'S INVESTMENT IN SUCH PROPERTY AND THEREFORE ADVERSELY IMPACT THE COMPANY'S FINANCIAL PERFORMANCE AND LIQUIDITY.  YOU AND YOUR ADVISORS SHOULD CONDUCT A CAREFUL, INDEPENDENT INVESTIGATION OF THE COMPANY AND ACTIVITIES OF THE COMPANY AND ITS AFFILIATES RELATED TO THE MANUFACTURED HOUSING COMMUNITY INDUSTRY AND POTENTIAL PROPERTIES TO DETERMINE TO YOUR SATISFACTION THE SUITABILITY OF AN INVESTMENT IN THE COMPANY FOR YOUR NEEDS.

THE INFORMATION CONTAINED IN THIS OFFERING STATEMENT AND THE DISCLOSURE MATERIALS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, TO AVOID PENALTIES AND IS WRITTEN TO SUPPORT THE MARKETING OF THE SECURITIES.  YOU SHOULD SEEK ADVICE REGARDING THE TAX IMPLICATIONS OF AN INVESTMENT IN THE SECURITIES FROM AN INDEPENDENT ADVISOR.

**YOU SHOULD CONSULT YOUR INDEPENDENT COUNSEL AND TAX ADVISOR PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES.**

**THE OFFERING**

**9.** **What is the purpose of the offering?**

The purpose of the offering is to raise capital with Common Stock to fund potential acquisitions of new properties, and for general corporate and working capital purposes.  In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

## 10. How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold[(1)(2)] | If Maximum Amount Sold[(1)(2)] |
|---|---|---|
| Total Proceeds | $19,998.00 | $4,999,999.50.00 |
| Less: Offering Expenses | | |
| (A) Intermediary Commissions (7%) | $1,399.86 | $349,999.96 |
| (B) Legal Expenses | $12,500.00 | $12,500.00 |
| (C) Accounting Expenses | $18,000.00 | $18,000.00 |
| (D) Miscellaneous Offering Expenses | $5,000.00 | $10,000.00 |
| Net Proceeds | **$(16,901.86)** | **$4,609,499.54** |
| Use of Net Proceeds | | |
| (A) Property Acquisitions | $0.00 | $4,000,000.00 |
| (B) Working Capital | $(16,901.86) | $360,800.00 |
| (C) Marketing | $0.00 | $100,000.00 |
| Total Use of Net Proceeds | **$(16,901.86)** | **$148,699.54** |

1. We will accept proceeds in excess of the target-offering amount of $19,998. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $4,999,999.50 in the manner described in the above table.
2. The above figures represent estimated costs. The anticipated use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and we will have broad discretion in the application of net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional financing to fully implement our business plan. See "RISK FACTORS" above.

## 11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Not applicable.

**11.** **(b)  How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.co. will serve as the Intermediary.  Upon acceptance of your subscription by the Company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the Subscription Agreement and a confirmation of your investment and the number of shares of our Common Stock acquired by you.

**12.** **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the Offering deadline identified in these offering materials, which is April 13, 2024

Cancellation instructions can be found in the Equifund investor dashboard.  Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment.  The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information.  If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

**Early Closing**

If the target amount is reached prior to the Offering deadline, the issuer may conduct an early closing.  In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date.  Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.  After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.  The issuer, at its discretion, reserves the right to close the Offering early, even if the maximum subscription amount is not achieved.  If the issuer conducts an early closing without reaching the maximum subscription amount of $4,999,999.50, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date.  Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

**Material Changes**

If there is a material change to the terms of the Offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days.  If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

**No Closings**

If the Company fails to reach the target-offering amount by the Offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

**13.**     **Describe the terms of the securities being offered.**

**Terms of the Offering**

We are offering up to 2,222,222 shares of our Common Stock for $4,999,999.50.  We are attempting to raise a minimum amount of $19,998 in this Offering, which we refer to as the Minimum Amount or Target Amount.  We must receive commitments from investors in an amount totaling the Minimum Amount by April 13, 2024, which we refer to as the Offering Deadline, in order to receive any funds.  If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Common Stock will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions.  We have the right to extend the Offering Deadline at our discretion.  You have the right to cancel your investment in the event that we extend the Offering Deadline, and you choose not to reconfirm your investment. We will accept investments in excess of the Minimum Amount up to $4,999,999.50, which we refer to as the Maximum Amount, and the additional Common Stock will be allocated as set forth in Question 10 of this Form C.

The price of the Common Stock does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Common Stock.

In order to purchase the Common Stock, you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Enterprise Bank, who we refer to as the Escrow Agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the Minimum Amount has been reached. If we reach the Minimum Amount prior to the Offering Deadline, we may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the investors. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to our company upon closing of the Offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive Common Stock via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction. The price of the Common Stock was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $499.50.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

**Commission/Fees**

7% of the amount raised in the Offering.

**Stock, Warrants and Other Compensation**

The Intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the Offering.

**Transfer Agent and Registrar**

The Company intends to engage a transfer agent for the Common Stock upon or prior to the initial closing of this Offering.

**Restrictions on Transfer**

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an initial public offering (an "**IPO**") or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, or brother-in-law of the purchaser, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

**14. Do the securities offered have voting rights? [X] Yes [ ] No**

The holders of Common Stock shall be entitled to one vote for each share held as of the record date for determining stockholders entitled to vote on any matter properly submitted for such vote (and shall not be entitled to cumulative voting rights); provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote (1) for the election of the Company's board of directors, which shall be vested solely in the Founders Series Preferred Stock and (2) on any amendment to the Governing Documents, as amended from time to time including by any certificate of designation relating to Preferred Stock.

**15. Are there any limitations on any voting or other rights identified above?**

See Question #14 above. See also the Governing Documents.

**16. How may the terms of the securities being offered be modified?**

See Question #14 above. See also the Governing Documents.

**Restrictions on Transfer of the Securities Being Offered**

The Common Stock being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the Common Stock was issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

**Description of Issuer's Securities**

**17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this Offering Statement, the Company has authorized capital stock of Two Hundred Million (200,000,000) shares, which consists of One Hundred Million (100,000,000) shares that are designated as Common Stock, par value $0.001 per share (the "**Common Stock**"), and One Hundred Million (100,000,000) shares that are designated as Preferred Stock, par value $0.001 per share (the "**Preferred Stock**"). Further, two shares of the Company's Preferred Stock have been designated as Founders Series Preferred Stock (the "**Founders Preferred Stock**"), and One Million (1,000,000) shares of the Company's Preferred Stock have been designated as Series A Cumulative Convertible Preferred Stock (the "**Series A Preferred Stock**"). As of the date of this Offering Statement, a total of 11,788,791 shares of our Common Stock are issued and outstanding, 1,111,111 Restricted Stock Units **("RSU")** are issued and outstanding to mangement, one share of our Founders Preferred Stock is issued and outstanding, and 10,360 shares of our Series A Preferred Stock are issued and outstanding. In addition, a total of 25,516 warrants to purchase shares of our Common Stock (the "**Warrants**") are outstanding. The Warrants expire on November 30, 2027 and have with an exercise price of $3.00 per share.

The Company has historically used mortgage debt financing to purchase its properties, all of which is senior to all classes of capital stock outlined above. As of December 31, 2022, the Company had approximately $8.1 million in mortgage indebtedness.

For additional information regarding the terms of our classes of capital stock, including voting rights and other provisions, see the sections titled "Rights, Preferences, Privileges and Restrictions of the Common Stock," "Terms of Common Stock," "Founders Series Preferred Stock," and "Series A Cumulative Convertible Preferred Stock" under the "SUMMARY OF THE OFFERING" section above.

**18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our Common Stock being issued in this Offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the Company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. The holders of our issued and outstanding Founders Preferred Stock and Series A Preferred Stock, and the holders of any future shares of any class of our Preferred Stock or any debt securities that we issue, have a preference in the payment of amounts owed to them in the event of a liquidation such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

**19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [    ] Yes [X] No**

**20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

As a minority shareholder in the Company, you will no ability to influence the Company's policies or any other corporate matters.

**21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued based on a number of factors, primarily including the comparable trading valuations of similar companies and a discounted cash flow valuation of the Company's forecasted results. See also the sections titled "Projections," "No Valuation," and "No Present Market for Common Stock; Price Arbitrarily Set; Transfer Restrictions" under the "RISK FACTORS" section above.

**22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in the Company, you will have no ability to influence our policies or any other corporate matters such as amendments to our Articles of Incorporation, the creation of securities that are senior to the Common Stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of the Company, and all other major corporate events.

**23. What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities**
   - **issuer repurchases of securities**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The Common Stock does not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, repurchases of securities by the Company, a sale of the Company or of its assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this Offering, you will not receive the benefit of additional shares so that your valuation will remain the same.

**24.     Describe the material terms of any indebtedness of the issuer.**

As of December 31, 2022, the Company had total indebtedness of approximately $8.1 million, consisting of (i) variable rate bank notes in the amount of approximately $5.2 million, with interest rates ranging from 5.75% to 7.0% and maturity dates between August 2032 and December 2032 and (ii) fixed rate bank notes in the amount of approximately $2.9 million, with interest rates ranging from 3.25% to 7.0% and maturity dates between January 2026 and December 2032. In addition, the Company has a promissory note in the amount of approximately $1.0 million that matures in November 2025, with the option of two successive one-year extensions; if maturity is extended, the note will begin to accrue interest at the rate of 4.22% per annum.

**25.     What other exempt offerings has the issuer conducted within the past three years?**

From the Company's inception in July 2022 through the date of this Offering Statement, the Company has issued $5,000 of Founders Preferred Stock and approximately $6.3 million of Common Stock in reliance on Section 4(a)(2) of the Securities Act. In addition, from December 2022 through the date of this Offering Statement, the Company has issued approximately $1.0 million of Series A Preferred Stock in reliance on Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Company intends to continue issuing securities under these exemptions concurrent with this Offering.

**26.** **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
1. **any director or officer of the issuer;**
2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **any immediate family member of any of the foregoing persons.**
**If yes, for each such transaction, disclose the following:**

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| FG Special Situations Partners, LP | Sponsor | Common Stock Purchase | $1.0 million |
| D. Kyle Cerminara | Chairman, President, Secretary, Treasurer | Loan Guarantees | $2.5 million |
| Michael Z. Anise | CEO | Loan Guarantees | $8.1 million |
| Michael Z. Anise | CEO | Contribution of Properties | $1.0 million |

**FINANCIAL CONDITION OF THE ISSUER**

**27.** **Does the issuer have an operating history? [X] Yes  [    ] No**

**28.** **Describe the financial condition of the issuer, including to the extent material, liquidity, capital resources and historical results of operations.**

**Overview**

FG Communities is a real estate management business that was formed in July 2022, and that is focused on acquiring, owning, developing, and operating manufactured housing communities.  As of the date of this Offering Statement, the Company has acquired, or is currently under contract to acquire, 20 manufacturing housing communities representing approximately 470 home sites.  Historically, we have financed the acquisition of new properties with a combination of mortgage debt and by issuing both Preferred Stock and Common Stock.

The Company plans to grow its portfolio of manufactured housing communities through new property acquisitions.  To implement its growth plan, the Company plans to raise additional capital, which will include a combination of mortgage or other indebtedness, Preferred Stock, and Common Stock.

**Liquidity and Capital Resources**

The Offering proceeds are essential to our existing operations and growth.  We intend to use the proceeds from this Offering (i) to pursue acquisitions of manufactured housing communities, (ii) to cover expenses, including compensation and general corporate working capital, and (iii) to pay for legal, accounting, and other business development needs.  The Offering proceeds will have a beneficial impact on our liquidity, as we currently have approximately $135,000 in cash and cash equivalents, which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.  As a result, potential investors should not put undue reliance on any of the projections or future growth plans outlined in this Offering Statement.

The Company's audited financial statements, attached hereto as Exhibit C, are an important part of this Offering Statement and should be reviewed in their entirety.

# FINANCIAL INFORMATION

**29.** **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

The Company's audited financial statements for the year ended December 31, 2022 are attached to this Offering Statement as <u>Exhibit C</u>.

**30.** **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

**(1)** **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

    **(i)** **in connection with the purchase or sale of any security? [   ] Yes [X] No**
    **(ii)** **involving the making of any false filing with the Commission? [   ] Yes [X] No**
    **(iii)** **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [   ] Yes [X] No**

    **If Yes to any of the above, explain: _____**

**(2)** **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

    **(i)** **in connection with the purchase or sale of any security? [   ] Yes [X] No;**
    **(ii)** **involving the making of any false filing with the Commission? [   ] Yes [X] No**
    **(iii)** **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [   ] Yes [X] No**

    **If Yes to any of the above, explain: _____**

**(3)** **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that**

**supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

**(i)**      **at the time of the filing of this offering statement bars the person from:**

     **(A) association with an entity regulated by such commission, authority, agency or officer? [   ] Yes [X] No**

     **(B) engaging in the business of securities, insurance or banking? [   ] Yes [X] No**

     **(C) engaging in savings association or credit union activities [   ] Yes [X] No**

**(ii)**      **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [   ] Yes [X] No**

     **If Yes to any of the above, explain: _____**

**(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

**(i)**      **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [   ] Yes [X] No**

**(ii)**      **places limitations on the activities, functions or operations of such person? [   ] Yes [X] No**

**(iii)**      **bars such person from being associated with any entity or from participating in the offering of any penny stock? [   ] Yes [X] No**

     **If Yes to any of the above, explain: _____**

**(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

**(i)**      **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [   ] Yes [X] No**

**(ii)**      **Section 5 of the Securities Act? [   ] Yes [X] No**

     **If Yes to any of the above, explain: _____**

**(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [    ] Yes  [X] No**

**If Yes, explain:**

**(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [    ] Yes  [X] No**

**If Yes, explain:**

**(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [    ] Yes [X] No**

**If Yes, explain:**

## OTHER MATERIAL INFORMATION

**31.    In addition to the information expressly required to be included in this Form, include:**

**(1) any other material information presented to investors; and**
**(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Please see the Exhibits to this Offering Statement, all of which have been made available to the offerees in connection with this Offering.

## ONGOING REPORTING

The Company will file a report electronically with the SEC annually and will post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.  Once posted, the annual report may be found on our website at www.fgcommunities.com.  We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and have total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

[*Signature Page to Follow*]

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached audited financial statements are true and complete in all material respects.\

/s/ D. Kyle Cerminara
(Signature)

D. Kyle Cerminara
(Name)
President and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.
Signature Title Date

/s/ D. Kyle Cerminara on April 13, 2023

President and Co-Founder
D Kyle Cerminara

/s/ Michael Anise on April 13, 2023
Michael Anise
Chief Executive Officer and Co-Founder, Director February 8, 2023

I, Michael Anise being the Chief Executive Officer and Co-Founder of FG Communities Inc., a Nevada corporation (the "Company"), hereby certifies as of this date that: (i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 are true and complete in all material respects; and
/s/ Michael Anise
(Signature)

Michael Anise
(Name)

Chief Executive Officer and Co-Founder
(Title)

April 13, 2023
(Date)

# EXHIBIT A-1

# Second Amended and Restated Articles of Incorporation



**FRANCISCO V. AGUILAR**
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

---

## Profit Corporation:
# Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
# Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
# Officer's Statement (PURSUANT TO NRS 80.030)

---

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

| | |
|---|---|
| **1. Entity information:** | Name of entity as on file with the Nevada Secretary of State:<br><br>FG Communities Inc.<br><br>Entity or Nevada Business Identification Number (NVID): NV20222505968 |
| **2. Restated or Amended and Restated Articles:**<br>(Select one)<br><br>(If <u>amending and restating only</u>, complete section 1,2 3, 5 and 6) | ☒ Certificate to Accompany Restated Articles or Amended and Restated Articles<br>☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____<br>The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.<br>☒ Amended and Restated Articles<br>* Restated or Amended and Restated Articles must be included with this filing type. |
| **3. Type of Amendment Filing Being Completed:**<br>(Select only one box)<br><br>(If amending, complete section 1, 3, 5 and 6.) | ☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)<br><br>The undersigned declare that they constitute at least two-thirds of the following:<br><br>(Check only one box) ☐ incorporators ☐ board of directors<br><br>The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued<br><br>☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)<br><br>The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 7000000<br><br>☐ Officer's Statement (foreign qualified entities only) -<br>Name in home state, if using a modified name in Nevada:<br>_____<br><br>Jurisdiction of formation: _____<br><br>Changes to takes the following effect:<br>☐ The entity name has been amended.    ☐ Dissolution<br>☐ The purpose of the entity has been amended.    ☐ Merger<br>☐ The authorized shares have been amended.    ☐ Conversion<br>☐ Other: (specify changes)<br>_____<br><br>* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation. |

This form must be accompanied by appropriate fees.



**FRANCISCO V. AGUILAR**
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

---

# Profit Corporation:
## Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
## Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
## Officer's Statement (PURSUANT TO NRS 80.030)

---

| **4. Effective Date and Time:** (Optional) | Date: [ ]   Time: [ ] |
| | (must not be later than 90 days after the certificate is filed) |

| **5. Information Being Changed:** (Domestic corporations only) | Changes to takes the following effect: |
| | ☐ The entity name has been amended. |
| | ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) |
| | ☐ The purpose of the entity has been amended. |
| | ☒ The authorized shares have been amended. |
| | ☐ The directors, managers or general partners have been amended. |
| | ☐ IRS tax language has been added. |
| | ☒ Articles have been added. |
| | ☐ Articles have been deleted. |
| | ☐ Other. |
| | The articles have been amended as follows: (provide article numbers, if available) |
| | Article V: Additional authorized shares. |
| | (attach additional page(s) if necessary) |

| **6. Signature:** (Required) | **X** /S/ D. Kyle Cerminara   President |
| | Signature of Officer or Authorized Signer   Title |
| | **X** _____ |
| | Signature of Officer or Authorized Signer   Title |
| | *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. |

**Please include any required or optional information in space below:**
(attach additional page(s) if necessary)

---

This form must be accompanied by appropriate fees.

# SECOND AMENDED AND RESTATED
## ARTICLES OF INCORPORATION
## OF
## FG COMMUNITIES, INC.

The undersigned, D. Kyle Cerminara, hereby certifies that:

1.    He is the duly elected and acting President, Secretary, and Treasurer of FG Communities, Inc., a Nevada corporation.

2.    The Articles of Incorporation of this Corporation were originally filed with the Secretary of State of Nevada on July 8, 2022.

3.    The Articles of Incorporation of this Corporation shall be amended and restated to read in full as follows:

## ARTICLE I
## NAME

The name of this corporation is FG Communities, Inc. (the "Corporation").

## ARTICLE II
## REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Nevada is 112 North Curry Street, Carson City NV 89703. The name of its registered agent at such address is Corporation Service Company.

## ARTICLE III
## DURATION

The Corporation shall have perpetual existence until lawfully dissolved or merged or consolidated into another corporation or entity.

## ARTICLE IV
## PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Chapter 78 of the Nevada Revised Statutes.

## ARTICLE V
## CAPITAL STOCK

Section 5.01. Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is two hundred million (200,000,000) shares, each with a par value of $0.001 per share. One hundred million (100,000,000) shares shall be Common Stock and one hundred million (100,000,000) shares shall be Preferred Stock, of which the initial series shall be designated as "Founders Series Preferred Stock" and shall consist of two (2) shares having the voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and

1

such qualifications, limitations or restrictions set forth in Section 5.04 below. Subject to Section 5.04(g)(iii), the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Founders Series Preferred Stock unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation (as defined below) Section 5.02. Voting. For each matter properly submitted to the stockholders of the Corporation for their vote, the holders of the Common Stock shall be entitled to one vote for each share held as of the record date for determining stockholders entitled to vote on such matter (and shall not be entitled to cumulative voting rights); provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote (1) for the election of the Board of Directors of the Corporation (the "Board"), which shall be vested solely in the Founders Series Preferred Stock pursuant to Section 5.04 below and (2) on any amendment to these Amended and Restated Articles of Incorporation, as amended from time to time including by any certificate of designation relating to Preferred Stock (the "Articles") that relates to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote thereon, either separately or together as a class with the holders of one or more other series of Preferred Stock, as required by law or pursuant to the Articles.

Section 5.03. Preferred Stock. Subject to the rights of the Founders Series Preferred Stock described below, the Board is expressly granted authority to issue shares of Preferred Stock, in one or more series not exceeding in the aggregate the number of Preferred Shares authorized by the Articles and to fix for each such series (other than the Founders Series Preferred Stock) such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as may be permitted by the Nevada Revised Statutes and as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series including, but not by way of limitation, any redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock (for each such series, a "Preferred Stock Designation"). The Corporation shall file a certificate of designation with the Nevada Secretary of State setting forth such resolutions and the Preferred Stock Designation with respect to any future series of Preferred Stock authorized by the Board and the Founders Series Preferred Stock in accordance with Section 78.1955 of the Nevada Revised Statutes prior to the issuance of any shares of such series. The shares of each series of the Preferred Stock may vary from the shares of any other series of Preferred Stock in any respect. The Board may increase the number of shares of the Preferred Stock designated for any existing series by a resolution adding to such series authorized and unissued shares of the Preferred Stock not designated for any existing series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

Section 5.04. Founders Series Preferred Stock. Set forth below in this Section 5.04 are the voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Founders Series Preferred Stock:

(a)     Ranking. As to the payment of dividends and the distribution of assets of the Corporation upon its liquidation, dissolution or winding up, the Founders Series Preferred Stock shall rank as follows: (i) senior to the Common Stock and any other class or series of capital stock hereafter authorized that is specifically designated as junior to the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Junior Securities"); (ii) pari passu with any class or series of capital stock of the Corporation expressly designated as ranking on parity with the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Parity Securities") and (iii) junior to any other class or series of capital stock hereafter authorized that is specifically designated as senior to the Founders Series Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation (the "Senior Securities").

(b)     Dividends. Holders of Founders Series Preferred Stock shall be entitled to receive, when and as authorized by the Board, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the amount paid for each share of Founders Series Preferred Stock held by them (the "Founders Series Issue Price"). Such dividends shall accrue and cumulate from, and including, the date of original issuance of the shares and shall be payable quarterly in arrears on the 15th day of January, April, July and October of each year with respect to the calendar quarter most recently ended or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"). Any dividend payable on the Founders Series Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

(c)     Liquidation Preference. In the event of any (i) sale, conveyance, exchange or other disposition of all or substantially all of the assets of the Corporation, (ii) acquisition of the Corporation by means of a consolidation, stock exchange, stock sale, merger or other form of corporate reorganization with any other entity in which the Corporation's stockholders prior to any such transaction own less than a majority of the voting securities of the surviving entity (a "Change-in-Control Transaction"), or (iii) winding up or dissolution of the Corporation, whether voluntary or involuntary (each such event described in clause (i), (ii) and (iii), a "Liquidation Event"), each holder of Founders Series Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders (after payment or provision for payment of all debts and other liabilities of the Corporation) the sum of (A) an amount equal to the Founders Series Issue Price per share *plus* (B) an amount equal to any accrued and unpaid dividends (whether or not declared) to the date of payment, before any distribution of assets is made to holders of Common Stock or any Junior Securities. If, upon any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation are insufficient to make full payment to holders of the Founders Series Preferred Stock and any Parity Securities, then the holders of the Founders Series Preferred Stock and all such other Parity Securities shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(d)     Conversion. The Founders Series Preferred Stock is not convertible into or exchangeable for any property or other securities of the Corporation.

(e)     Redemption. The Founders Series Preferred Stock is not redeemable.

(f)     Voting Rights. The holder(s) of the Founders Series Preferred Stock shall be entitled to elect all of the directors to the Board, but shall not be entitled to vote on any other matter on account of their Founders Series Preferred Stock except as expressly provided below under Section 5.04(g). If two shares of Founders Series Preferred Stock are outstanding, the holder of each share of Founders Series Preferred Stock shall be entitled to elect an equal number of directors to the Board. If the Nevada Revised Statutes or the Articles require the vote of the holders of Founders Series Preferred Stock, voting as a separate class, to authorize an action of the Corporation, then the affirmative vote of a majority of the then issued and outstanding shares of Founders Series Preferred Stock shall constitute the approval of such action by the class, unless the Nevada Revised Statutes or the Articles require a different threshold, in which case such different threshold shall apply.

(g)     Founders Series Protective Provisions. At any time when any shares of Founders Series Preferred Stock are outstanding, neither the Board nor the Corporation shall, either directly or indirectly by amendment, merger, consolidation or otherwise, take (or cause or permit to be taken) any of the actions set forth in clauses (i) through (xv) below without the written consent or affirmative vote of all of the holders of the Founders Series Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) as a separate class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

(i)     adopt, amend, modify, supplement or restate the Articles or the Bylaws of the Corporation (as amended from time to time, the "Bylaws") as then in effect;

(ii)     issue additional shares of any class or series of capital stock, including Founders Series Preferred Stock, or fix the voting powers, full or limited, and designations, preferences and relative, participating, optional or other special rights and other qualifications, limitations or restrictions of any series of Preferred Stock in any Preferred Stock Designation;

(iii)     increase or decrease the authorized number of shares of any class or series of capital stock, including the Founders Series Preferred Stock;

(iv)     redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or in accordance with the terms of any Preferred Stock Designation of any series of Preferred Stock approved by the holders of the Founders Series Preferred Stock in accordance with clause (ii) above);

(v)     declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock (other than in accordance with the terms of any Preferred Stock Designation of any series of Preferred Stock approved by the holders of the Founders Series Preferred Stock in accordance with clause (ii) above);

(vi)     increase or decrease the number of directors of the Corporation;

(vii)     hire, terminate, change the compensation of, or amend the employment agreements of any executive officers of the Corporation;

(viii)     create, or authorize the creation of, or issue, or authorize the issuance of any debt security, if the aggregate indebtedness for borrowed money of the Corporation following such action would exceed $10,000, or guarantee any indebtedness except for trade accounts payable arising in the ordinary course of business;

(ix)     make, or permit any subsidiary to make, any loan or advance outside of the ordinary course of business to any employee or director;

(x)     create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation or permit any direct or indirect subsidiary to sell, lease, or otherwise dispose of all or substantially all of the assets of any subsidiary;

(xi)     change the principal business, enter new lines of business, or exit the current line of business, in each case of the Corporation;

(xii)     enter into any agreement involving the payment, contribution, or assignment by or to the Corporation of money or assets greater than $10,000;

(xiii)   enter into or be a party to any transaction outside of the ordinary course of business with any directors, officers, or employees of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person;

(xiv)   acquire, by merger, stock purchase, asset purchase or otherwise, any material assets or securities of any other corporation, partnership or other entity; or

(xv)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Change of Control Transaction, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 5.04(g).

Section 5.05.   Consideration for Shares. Shares of Common Stock and Preferred Stock shall be issued for such consideration as shall be fixed from time to time by the Board. In the absence of fraud, the judgment of the Board as to the value of any property or services received in full or partial payment for shares of Common Stock or Preferred Stock shall be conclusive. When shares of Common Stock or Preferred Stock are issued upon payment of the consideration fixed by the Board, such shares shall be taken to be fully paid and non-assessable stock.

Section 5.06.   Stock Rights and Options. The Corporation shall have the power to create and issue rights, warrants or options entitling the holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, upon such terms and conditions and at such time and prices as the Board or a committee thereof may approve, which terms and conditions shall be incorporated in an instrument or instruments evidencing such rights, warrants or options. In the absence of fraud, the judgment of the Board or a committee thereof as to the adequacy of consideration for the issuance of such rights, warrants or options and the sufficiency thereof shall be conclusive.

Section 5.07.   No Preemptive Rights. Except as may otherwise be provided by the Board, no holder of any shares of the stock of the Corporation, shall have any preemptive right to purchase, subscribe for, or otherwise acquire any shares of stock of the Corporation of any class now or hereafter authorized, or any securities exchangeable for or convertible into such shares, or any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares.

Section 5.08.   Non-Assessability of Shares. The shares of Common Stock and Preferred Stock of the Corporation, after the amount of the subscription price has been paid, in money, property or services, as the Board shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no shares of Common Stock or Preferred Stock issued as fully paid shall ever be assessable or assessed, and this Section 5.08 shall not be amended.

## ARTICLE VI
## BOARD OF DIRECTORS

The members of the governing board of the Corporation are styled as directors. The Board shall be elected in such manner as shall be provided in the Bylaws. Subject to the rights of the holders of shares of any series of Preferred Stock then outstanding (including the Founders Series Preferred Stock), the number of directors of the Corporation shall be as determined from time to time pursuant to the provisions of the Bylaws, except that at no time shall there be less than one director. The current Board consists of one director.

## ARTICLE VII
## INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The Corporation shall indemnify and hold harmless every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, to the fullest extent permitted by law against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any provision of the Bylaws, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article VII. Furthermore, the Corporation shall have the authority to indemnify to the fullest extent permitted by law any other employee or agent of the Corporation made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as an employee or agent of another corporation or enterprise.

Without limiting the application of the foregoing, subject to Section 5.04(g)(i), the Board may adopt Bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

Any repeal or modification of this Article VII shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification. The indemnification provided in this Article shall continue as to a person who has ceased to be a director or officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

## ARTICLE VIII
## LIMITATION OF LIABILITY

No director or officer shall be personally liable to the Corporation, any of its stockholders or its creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that, (a) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (b) the breach of those duties involved intentional misconduct, fraud or a knowing violation of law, except to the extent such exemption from liability or limitation thereof is not permitted under the Nevada Revised Statutes as the same exists or may hereafter be amended or other applicable law. If the Nevada Revised Statutes is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the Nevada Revised Statutes, as so amended. Any repeal or modification of this Article VIII shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.


**ARTICLE IX**
**BYLAWS**


In furtherance and not in limitation of the powers conferred upon it by law, subject to Section 5.04(g)(i), the Board shall have the power to adopt, amend, alter or repeal the Bylaws with the affirmative vote of a majority of the Board. The Bylaws also may be adopted, amended, altered or repealed by the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation (including the Founders Series Preferred Stock) required by law or by the Articles, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend, alter or repeal the Bylaws.


**ARTICLE X**
**AMENDMENTS**


Subject at all times to the express provisions of Section 5.08 which cannot be amended and subject to Section 5.04(g)(i), this Corporation reserves the right to amend, alter, change, or repeal any provision contained in the Articles, in the manner now or hereafter prescribed by law, and, except as set forth in Article VII and VIII all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.


**ARTICLE XI**
**TRANSACTIONS WITH STOCKHOLDERS, DIRECTORS AND OFFICERS**


Section 11.01. _Control Share Acquisition Exemption_. The Corporation expressly opts out of, or elects not to be governed by the "Acquisition of Controlling Interest" provisions contained in Nevada Revised Statutes Sections 78.378 through 78.3793, inclusive, all as permitted under Nevada Revised Statutes Section 378(1).

Section 11.02. _Combinations With Interested Stockholders_. The Corporation expressly opts out of, and elects not to be governed by the "Combinations with Interested Stockholders" provisions contained in Nevada Revised Statutes Sections 78.411 through Section 78.444, inclusive, all as permitted under Nevada Revised Statutes Section 434.

Section 11.03. _Contracts Involving Directors or Interested Parties_. In the absence of fraud, no contract or other transaction of the Corporation shall be affected by the fact that any of the directors of the Corporation are in any way interested in, or connected with, any other party to such contract or transaction, or are themselves, parties to such contract or transaction, provided that this interest in any such contract or transaction of any such director shall at any time be fully disclosed or otherwise known to the Board; and each and every person who may become a director of the Corporation is hereby relieved of any liability that might otherwise exist from contracting with the Corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested.

## ARTICLE XII
## CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (each person described in clause (i) or (ii), a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

\*   \*   \*   \*   \*

[*Signature Page Follows*]

The foregoing Amended and Restated Articles of Incorporation have been duly adopted and approved by the Board of Directors of the Corporation and by the holders of a majority of its outstanding Common Stock in accordance with the applicable provisions of Chapter 78 of the Nevada Revised Statutes and the Corporation's Articles of Incorporation.

Executed this 16 day of February 2023.

**/S/ D. Kyle Cerminara**

D. Kyle Cerminara
President, Secretary, and Treasurer

**EXHIBIT A-2**

**Bylaws of the Company**

\* \* \* \* \*

**BYLAWS**

**OF**

**FG COMMUNITIES, INC.**

\* \* \* \* \*

**TABLE OF CONTENTS**

**Bylaws
of
FG COMMUNITIES, INC.**

Article I NAME AND OFFICES ................................................................................................1

   1.1   Name ..............................................................................................................................1
   1.2   Registered Office and Resident Agent ........................................................................1

      (a)   Registered Office ...............................................................................................1
      (b)   Resident Agent ..................................................................................................1
      (c)   Change of Registered Office or Resident Agent ...............................................1

   1.3   Other Offices ................................................................................................................1

Article II STOCKHOLDERS ......................................................................................................1

   2.1   Place of Meetings ........................................................................................................1
   2.2   Annual Meetings .........................................................................................................1
   2.3   Special Meetings .........................................................................................................2
   2.4   Notice ..........................................................................................................................2
   2.5   Voting List ...................................................................................................................2
   2.6   Quorum ........................................................................................................................2
   2.7   Requisite Vote .............................................................................................................2
   2.8   Withdrawal of Quorum ................................................................................................3
   2.9   Voting at Meeting ........................................................................................................3

      (a)   Voting Power .....................................................................................................3
      (b)   Exercise of Voting Power; Proxies ...................................................................3
      (c)   Election of Directors .........................................................................................3

   2.10  Record Date; Closing Transfer Books .........................................................................3
   2.11  Action Without Meetings ............................................................................................4
   2.12  Preemptive Rights .......................................................................................................4

Article III BOARD OF DIRECTORS .........................................................................................4

   3.1   Management Powers ....................................................................................................4
   3.2   Number and Qualification ...........................................................................................4
   3.3   Election and Term .......................................................................................................5
   3.4   Voting on Directors .....................................................................................................5
   3.5   Vacancies .....................................................................................................................5
   3.6   New Directorships .......................................................................................................5
   3.7   Removal .......................................................................................................................5
   3.8   Meetings ......................................................................................................................5

      (a)   Place ..................................................................................................................5
      (b)   Annual Meeting .................................................................................................5
      (c)   Regular Meetings ..............................................................................................6
      (d)   Special Meetings ...............................................................................................6

    (e)    Notice and Waiver of Notice ...................................................................6

    (f)    Quorum .....................................................................................................6

    (g)    Requisite Vote .........................................................................................6

3.9    Action Without Meetings ...................................................................................6

3.10    Chairman of the Board ......................................................................................6

3.11    Committees ........................................................................................................7

    (a)    Designation and Appointment ................................................................7

    (b)    Members; Terms ......................................................................................7

    (c)    Authority .................................................................................................7

    (d)    Records ....................................................................................................7

    (e)    Change in Number ...................................................................................7

    (f)    Vacancies ................................................................................................7

    (g)    Removal ...................................................................................................7

    (h)    Meetings ..................................................................................................7

    (i)    Quorum; Requisite Vote .........................................................................7

    (j)    Compensation ..........................................................................................8

    (k)    Action Without Meetings ........................................................................8

    (l)    Responsibility .........................................................................................8

3.12    Compensation ...................................................................................................8

3.13    Maintenance of Records ...................................................................................8

3.14    Interested Directors and Officers......................................................................8

Article IV NOTICES .....................................................................................................9

4.1    Method of Notice...............................................................................................9

4.2    Waiver ...............................................................................................................9

Article V OFFICERS AND AGENTS ...........................................................................9

5.1    Designation.......................................................................................................9

5.2    Election of Officers ..........................................................................................9

5.3    Qualifications .................................................................................................10

5.4    Term of office .................................................................................................10

5.5    Authority.........................................................................................................10

5.6    Removal..........................................................................................................10

5.7    Vacancies.......................................................................................................10

5.8    Compensation ................................................................................................10

5.9    Bonds ..............................................................................................................10

Article VI INDEMNIFICATION ..................................................................................10

6.1    Mandatory Indemnification ...........................................................................10

6.2    Determination of Indemnification ..................................................................11

6.3    Advancement of Expenses .............................................................................11

6.4    Permissive Indemnification ............................................................................11

6.5    Nature of Indemnification ..............................................................................12

6.6    Insurance.........................................................................................................12

6.7    Notice ..............................................................................................................12

**Article VII STOCK CERTIFICATES AND TRANSFER REGULATIONS** ...............................13

7.1    Description of Certificates........................................................................................13
7.2    Delivery ....................................................................................................................13
7.3    Signatures .................................................................................................................13
7.4    Issuance of Certificates............................................................................................13
7.5    Payment for Shares ..................................................................................................14

    (a)    Consideration...............................................................................................14
    (b)    Valuation.....................................................................................................14
    (c)    Effect...........................................................................................................14
    (d)    Allocation of Consideration........................................................................14

7.6    Subscriptions ............................................................................................................14
7.7    Closing of Transfer Books; Record Date .................................................................14
7.8    Registered Owners....................................................................................................15
7.9    Lost, Stolen or Destroyed Certificates.....................................................................15

    (a)    Proof of Loss...............................................................................................15
    (b)    Timely Request ...........................................................................................15
    (c)    Bond............................................................................................................15
    (d)    Other Requirements ....................................................................................15

7.10    Registration of Transfers .........................................................................................15

    (a)    Endorsement ...............................................................................................16
    (b)    Guaranty and Effectiveness of Signature ...................................................16
    (c)    Adverse Claims...........................................................................................16
    (d)    Collection of Taxes.....................................................................................16
    (e)    Additional Requirements Satisfied .............................................................16

7.11    Restrictions on Transfer and Legends on Certificates...............................................16

    (a)    Shares in Classes or Series .........................................................................16
    (b)    Restriction on Transfer ...............................................................................16
    (c)    Preemptive Rights.......................................................................................17
    (d)    Unregistered Securities ...............................................................................17

**Article VIII GENERAL PROVISIONS** ............................................................................................20

8.1    Distributions.............................................................................................................20

    (a)    Declaration and Payment............................................................................20
    (b)    Record Date ................................................................................................20

8.2    Reserves....................................................................................................................20
8.3    Books and Records ...................................................................................................21
8.4    Annual Statement .....................................................................................................21
8.5    Checks and Notes .....................................................................................................21
8.6    Fiscal Year................................................................................................................21
8.7    Corporate Seal ..........................................................................................................21

8.8    Resignations ................................................................................................21

8.9    Amendment of Bylaws ...............................................................................21

    (a)    By Directors...........................................................................................21

    (b)    By Stockholders.....................................................................................21

8.10  Construction ...............................................................................................22

8.11  Telephone Meetings ...................................................................................22

8.12  Table of Contents; Captions ......................................................................22

**BYLAWS**
**OF**

**FG COMMUNITIES, INC.**

**ARTICLE I**
**NAME AND OFFICES**

1.1     **Name**.  The name of the Corporation is FG communities, Inc., hereinafter referred to as the "Corporation."

1.2     **Registered Office and Resident Agent**.  The Corporation shall establish, designate and continuously maintain a registered office and resident agent in the State of Nevada, subject to the following provisions:

(a)     **Registered Office**.  The Corporation shall establish and continuously maintain in the State of Nevada a registered office which may be, but need not be, the same as its principal place of business.

(b)     **Resident Agent**.  The Corporation shall designate and continuously maintain in the State of Nevada a resident agent, which agent may be either an individual resident of the State of Nevada whose business office is identical with such principal office, or any bank or banking corporation, or other corporation, located and doing business in the State of Nevada, having a business office identical with such principal office.

(c)     **Change of Registered Office or Resident Agent**.  The Corporation may change its registered office or change its resident agent, or both, upon the filing in the Office of the Secretary of State of Nevada of a certificate setting forth the facts required by law, and executed for the Corporation by its President and Secretary.

1.3     **Other Offices**.  The Corporation may also have offices at such other places within and without the State of Nevada as the Board of Directors may, from time to time, determine the business of the Corporation may require.

**ARTICLE II**
**STOCKHOLDERS**

2.1     **Place of Meetings**.  Each meeting of the stockholders of the Corporation is to be held at the principal offices of the Corporation or at such other place, either within or without the State of Nevada, as may be specified in the notice of the meeting or in a duly executed waiver of notice thereof.

2.2     **Annual Meetings**.  The annual meeting of the stockholders for the election of Directors and for the transaction of such other business as may properly come before the meeting shall be held within 365 days after the close of the fiscal year of the Corporation on a day during such period to be selected by the Board of Directors; provided, however, that the failure to hold the annual meeting within the designated period of time or on the designated date shall not work a forfeiture or dissolution of the Corporation.

2.3     **Special Meetings**.  Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or the Secretary of the Corporation, in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock.

2.4     **Notice**.  Written or printed notice of the meeting stating the place, day and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered in the manner set forth in Section 4.1 hereof not less than ten nor more than 60 days before the date of the meeting, by or at the direction of the of the person calling the meeting pursuant to Section 2.3 above, to each stockholder of record entitled to vote at such meeting as determined in accordance with the provisions of Section 2.10 hereof.

2.5     **Voting List**.  The officer or agent having charge and custody of the stock transfer books of the Corporation, shall prepare, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order and containing the address and number of voting shares held by each, which list shall be kept on file at the registered office of the Corporation for a period of not less than ten days prior to such meeting and shall be subject to inspection by any stockholder at any time during usual business hours.  Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the entire time of the meeting.  The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to identity of the stockholders entitled to examine such list or share ledger or transfer book and to vote at any such meeting of the stockholders.

2.6     **Quorum**.  The holders of the Founders Series Preferred Stock and a majority of the shares of the capital stock issued and outstanding and entitled to vote thereat, represented in person or by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation of the Corporation (hereinafter the "Articles of Incorporation") or by these Bylaws. If, however, such quorum shall not be present or represented at any such meeting of the stockholders, the stockholders entitled to vote thereat, present in person, or represented by proxy, shall have the power to adjourn the meeting, from time to time, without notice other than announcement at the meeting; until a quorum shall be present or represented.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

2.7     **Requisite Vote**.  If a quorum is present at any meeting, the vote of the holders of a majority of the shares of capital stock having voting power, present in person or represented by proxy, shall determine any question brought before such meeting, unless the question is one upon which, by express provision of the Articles of Incorporation or of these Bylaws (including the protective provisions of the Founders Series Preferred Stock), a different vote shall be required, in which case such express provision shall govern and control the determination of such question.

2.8     **Withdrawal of Quorum**.  If a quorum is present at the time of commencement of any meeting, the stockholders present at such duly convened meeting may continue to transact any business which may properly come before said meeting until adjournment thereof, notwithstanding the withdrawal from such meeting of sufficient holders of the shares of capital stock entitled to vote thereat to leave less than a quorum remaining.

2.9     **Voting at Meeting**.  Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, voting at meetings of stockholders shall be conducted and exercised subject to the following procedures and regulations:

(a)     **Voting Power**.  In the exercise of voting power with respect to each matter properly submitted to a vote at any meeting of stockholders, each stockholder of the capital stock of the Corporation having voting power shall be entitled to one vote for each such share held in his name on the books of the Corporation.

(b)     **Exercise of Voting Power; Proxies**.  At any meeting of the stockholders, every holder of the shares of capital stock of the Corporation entitled to vote at such meeting may vote either in person, or by proxy duly appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney-in-fact; provided, however, no such appointment of proxy shall be valid after the expiration of six months from the date of execution of such written instrument of appointment, unless otherwise stated therein.  All proxies must be in writing, must be executed by the stockholder giving the proxy, must indicate the number of shares subject to the proxy and must bear the date on which the proxy was executed by the stockholder.  A proxy shall be revocable unless expressly designated therein as irrevocable and coupled with an interest.  Proxies coupled with an interest include the appointment as proxy of:  (a) a pledgee; (b) a person who purchased or agreed to purchase or owns or holds an option to purchase the shares voted; (c) a creditor of the Corporation who extended its credit under terms requiring the appointment; or (d) an employee of the Corporation whose employment contract requires the appointment.  Each proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting.  Voting for directors shall be in accordance with the provisions of paragraph (c) below of this Section 2.9.  Any vote may be taken by voice vote or by show of hands unless someone is entitled to vote at the meeting objects, in which case written ballots shall be used.

(c)     **Election of Directors**.  In all elections of Directors cumulative voting shall be prohibited.

2.10    **Record Date; Closing Transfer Books**.  As more specifically provided in Section 7.7 hereof, the Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such record date to be not more than 60 days prior to such meeting, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than 60 days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed shall be deemed the record date.

2.11    **Action Without Meetings**.  Any action permitted or required to be taken at a meeting of the stockholders of the Corporation may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the stockholders of the capital stock of the Corporation entitled to vote with respect to the subject matter thereof, and such written consent shall have the same force and effect as a majority vote of the stockholders thereon.  Any such action must also be approved by the written consent of the holders of Founders Series Preferred Stock.  Any such executed written consent, or an executed counterpart thereof, shall be placed in the minute book of the Corporation.

2.12    **Preemptive Rights**.  No holder of shares of capital stock of the Corporation shall, as such holder, have any right to purchase or subscribe for any capital stock of any class which the Corporation may issue or sell, whether or not exchangeable for any capital stock of the Corporation of any class or classes, whether issued out of unissued shares authorized by the Articles of Incorporation, as amended, or out of shares of capital stock of the Corporation acquired by it after the issue thereof; nor shall any holder of shares of capital stock of the Corporation, as such holder, have any right to purchase, acquire or subscribe for any securities which the Corporation may issue or sell whether or not convertible into or exchangeable for shares of capital stock of the Corporation of any class or classes, and whether or not any such securities have attached or appurtenant thereto warrants, options or other instruments which entitle the holders thereof to purchase, acquire or subscribe for shares of capital stock of any class or classes.

## ARTICLE III
## BOARD OF DIRECTORS

3.1    **Management Powers**.  The powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.  The Board of Directors may, from time to time, delegate authority in connection with the day-to-day management of the business and affairs of the Corporation, as provided in these Bylaws, to the Officers of the Corporation and/or to such other persons, committees, or entities as the Board of Directors may deem necessary or desirable in order to effectuate the purposes of the Corporation.  No such delegation of authority by the Board of Directors shall relieve it of its responsibilities or preclude it from exercising any authority required to meet its responsibilities for the conduct of the business and affairs of the Corporation, and the Board of Directors shall retain the right to rescind any such delegation of authority.

3.2    **Number and Qualification**.  The Board of Directors shall consist of not less than one member nor more than seven members.  Directors need not be residents of the State of Nevada nor stockholders of the Corporation. Each Director shall qualify as a Director following election as such by agreeing to act or acting in such capacity.  Except as provided in the Articles of Incorporation, the number of Directors may be increased or decreased from time to time by resolution of the Board of Directors or stockholders without the necessity of a written amendment to the Bylaws of the Corporation; provided, however, no decrease shall have the effect of shortening the term of any incumbent Director.

3.3　**Election and Term**.  Members of the Board of Directors shall hold office until the annual meeting of stockholders and until their successors shall have been elected and qualified. At the annual meeting of the stockholders, the stockholders entitled to vote for Directors,  shall elect Directors to hold office until the next succeeding annual meeting.  Each Director shall hold office for the term for which he is elected, and until his successor shall be elected and qualified.

3.4　**Voting on Directors**.  Directors shall be elected by the vote of the holders of a plurality of the shares entitled to vote in the election of Directors and represented in person or by proxy at a meeting of stockholders at which a quorum is present.  Cumulative voting in the election of Directors is expressly prohibited.

3.5　**Vacancies**.  Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors then in office, though less than a quorum of the Board of Directors.  For purposes of these Bylaws, a "vacancy" shall be defined as an unfilled directorship arising by virtue of the death, resignation or removal of a Director theretofore duly elected to serve in such capacity in accordance with the relevant provisions of these Bylaws. A Director elected to fill a vacancy shall be elected for the unexpired portion of the term of his predecessor in office and in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock

3.6　**New Directorships**.  Any directorship to be filled by reason of an increase in the number of Directors actually serving as such shall be filled by election at an annual meeting of the stockholders or at a special meeting of stockholders entitled to vote for Directors,  called for that purpose, or by the Board of Directors for a term of office continuing only until the next election of one or more Directors by the stockholders, provided that the Board of Directors may not fill more than two such directorships during the period between any two successive annual meetings of stockholders.

3.7　**Removal**.  Any Director may be removed either for or without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of such stockholders.

3.8　**Meetings**.  The meetings of the Board of Directors shall be held and conducted subject to the following regulations:

(a)　**Place**.  Meetings of the Board of Directors of the Corporation, annual, regular or special, are to be held at the principal office or place of business of the Corporation, or such other place, either within or without the State of Nevada, as may be specified in the respective notices, or waivers of notice, thereof.

(b)　**Annual Meeting**.  The Board of Directors shall meet each year immediately after the annual meeting of the stockholders, at the place where such meeting of the stockholders has been held (either within or without the State of Nevada), for the purpose of organization, election of officers, appointment of members to the committees established by the Board of Directors, and consideration of any other business that may properly be brought before the meeting.  No notice of any kind to either old or new members of the Board of Directors for such annual meeting shall be required.

(c) **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and at such place or places as shall from time to time be determined and designated by the Board.

(d) **Special Meetings**. Special meetings of the Board of Directors may be called by the Chairman of the Board of the Corporation on notice of two days to each Director either personally, by mail or by electronic mail; special meetings shall be called by the Chairman of the Board in like manner and on like notice on the written request of two Directors.

(e) **Notice and Waiver of Notice**. Written notice of the meeting stating the place, day and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered in the manner set forth in Section 4.1 hereof, not less than two nor more than 30 days before the date of the meeting by or at the direction of the Chairman of the Board of the Corporation to each Director of the Corporation. Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

(f) **Quorum**. At all meetings of the Board of Directors, a majority of the number of Directors fixed by these Bylaws shall constitute a quorum for the transaction of business, until a greater number is required by law or by the Articles of Incorporation. If a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

(g) **Requisite Vote**. The act of a majority of the Directors present at any meeting at which a quorum is present shall be the act of the Board of Directors unless the act of a greater number is required by statute or by the Articles of Incorporation or by these Bylaws.

3.9 **Action Without Meetings**. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted by law to be taken at any meetings of the Board of Directors, or any committee thereof, may be taken without a meeting, if prior to such action a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed in the minutes or proceedings of the Board of Directors or committee.

3.10 **Chairman of the Board**. The Chairman of the Board shall be chosen from among the directors, and he shall preside at all meetings of the stockholders and the Board of Directors, unless he shall be absent, and he shall be ex-officio a member of all standing committees.

3.11   **Committees**.  Committees designated and appointed by the Board of Directors shall function subject to and in accordance with the following regulations and procedures:

(a)    **Designation and Appointment**.  The Board of Directors may, by resolution adopted by a majority of the entire Board, designate and appoint one or more committees under such name or names and for such purpose or function as may be deemed appropriate.

(b)    **Members; Terms**.  Each Committee thus designated and appointed shall consist of two or more of the Directors of the Corporation.  The members of any such committee shall serve at the pleasure of and subject to the discretion of the Board of Directors.

(c)    **Authority**.  Each Committee, to the extent provided in the resolution of the Board creating same, shall have and may exercise such of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as the Board of Directors may direct and delegate, except, however, those matters which are required by statute to be reserved unto or acted upon by the entire Board of Directors.

(d)    **Records**.  Each such Committee shall keep and maintain regular records or minutes of its meetings and report the same to the Board of Directors when required.

(e)    **Change in Number**.  The number of members of any Committee appointed by the Board of Directors, as herein provided, may be increased or decreased (but not below two) from time to time by appropriate resolution adopted by a majority of the entire Board of Directors.

(f)    **Vacancies**.  Vacancies in the membership of any committee designated and appointed hereunder shall be filled by the Board of Directors, at a regular or special meeting of the Board of Directors, in a manner consistent with the provisions of this Section 3.11.

(g)    **Removal**.  Any member of any committee appointed hereunder may be removed by the Board of Directors by the affirmative vote of a majority of the entire Board whenever in its judgment the best interests of the Corporation will be served thereby.

(h)    **Meetings**.  The time, place and notice (if any) of committee meetings shall be determined by the members of such committee.

(i)    **Quorum; Requisite Vote**.  At meetings of any committee appointed hereunder, a majority of the number of members designated by the Board of Directors shall constitute a quorum for the transaction of business.  The act of a majority of the members of the committee present at any meeting at which a quorum is present shall be the act of such committee, except as otherwise specifically provided by statute or by the Articles of Incorporation or by these

Bylaws. If a quorum is not present at a meeting of such committee, the members of such committee present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present.

(j)  **Compensation**. Appropriate compensation for members of any committee appointed pursuant to the authority hereof may be authorized by the action of a majority of the entire Board of Directors pursuant to the provisions of <u>Section 3.12</u> hereof.

(k)  **Action Without Meetings**. Any action required or permitted to be taken at a meeting of any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all members of such committee. Such consent shall have the same force and effect as a unanimous vote at a meeting. The signed consent, or a signed copy, shall become a part of the record of such committee.

(l)  **Responsibility**. Notwithstanding any provision to the contrary herein, the designation and appointment of a committee and the delegation of authority to it shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by plan.

3.12  **Compensation**. By appropriate resolution of the Board of Directors, the Directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board of Directors or any committee thereof of which the Director is a member and may be paid a fixed sum (as determined from time to time by the vote of a majority of the Directors then in office) for attendance at each meeting of the Board of Directors or any committee thereof of which the Director is a member or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in another capacity and receiving compensation therefor. Members of special or standing committees may, by appropriate resolution of the Board of Directors, be allowed similar reimbursement of expenses and compensation for attending committee meetings.

3.13  **Maintenance of Records**. The Directors may keep the books and records of the Corporation, except such as are required by law to be kept within the State, outside the State of Nevada or at such place or places as they may, from time to time, determine.

3.14  **Interested Directors and Officers**. No contract or other transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any firm of which one or more of its Directors or officers are members or employees, or in which they are interested, or between the Corporation and any corporation or association of which one or more of its Directors or officers are stockholders, members, directors, officers, or employees, or in which they are interested, shall be void or voidable solely for this reason, solely because of the presence of such Director or Directors or officer or officers at the meeting of the Board of Directors of the Corporation, which acts upon, or in reference to, such contract, or transaction, or solely because his or their votes are counted for such purpose, if (a) the material facts of such relationship or interest shall be disclosed or known to the Board of Directors and noted in the minutes, and the Board of Directors shall, nevertheless in good faith, authorize, approve and ratify such contract or transaction by a vote of a majority of the Directors present, such interested Director or Directors to be counted in determining whether a quorum is present, but not to be counted in calculating the majority of such quorum necessary to carry such vote; (b) the material facts of such relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the majority of the stockholders; or (c) the contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders.  The provisions of this Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

## ARTICLE IV
## NOTICES

4.1　　**Method of Notice**.  Whenever under the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, or of the Articles of Incorporation or of these Bylaws, notice is required to be given to any Director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing and delivered personally, through the United States mail, by a recognized delivery service (such as Federal Express) or by means of telegram, email, telex or facsimile transmission, addressed to such Director or stockholder, at his address or telex or facsimile transmission number, as the case may be, as it appears on the records of the Corporation, with postage and fees thereon prepaid.  Such notice shall be deemed to be given at the time when the same shall be deposited in the United States Mail or with an express delivery service or when transmitted by telegram, telex or facsimile transmission or personally delivered, as the case may be.

4.2　　**Waiver**.  Whenever any notice is required to be given under the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, or under the provisions of the Articles of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.  Attendance by such person or persons, whether in person or by proxy, at any meeting requiring notice shall constitute a waiver of notice of such meeting, except as provided in Section 3.8(e) hereof.

## ARTICLE V
## OFFICERS AND AGENTS

5.1　　**Designation**.  The officers of the Corporation shall be chosen by the Board of Directors and, subject to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, shall consist of offices and officers as the Board of Directors shall deem necessary.

5.2　　**Election of Officers**.  Each officer chosen pursuant to Section 5.1 shall be elected by the Board of Directors on the expiration of the term of office of such officer, as herein provided, or whenever a vacancy exists in such office.  Each officer or agent chosen pursuant to Section 5.1 may be elected by the Board at any meeting and in each case subject to the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock

5.3     **Qualifications**.  No officer or agent need be a stockholder of the Corporation or a resident of Nevada.  No officer or agent is required to be a Director.  Any two or more offices may be held by the same person.

5.4     **Term of office**.  Unless otherwise specified by the Board of Directors at the time of election or appointment, or by the express provisions of an employment contract approved by the Board, the term of office of each officer and each agent shall expire on the date of the first meeting of Directors next following the annual meeting of stockholders each year.  Each such officer or agent shall serve until the expiration of the term of his office or, if earlier, his death, resignation or removal.

5.5     **Authority**.  Officers and agents shall have such authority and perform such duties in the management of the Corporation as are provided in these Bylaws or as may be determined by resolution of the Board of Directors not inconsistent with these Bylaws.

5.6     **Removal**.  Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby.  Such removal shall be without prejudice to the contract rights, if any, of the person so removed.  Election or appointment of an officer or agent shall not of itself create contract rights.

5.7     **Vacancies**.  Any vacancy occurring in any office of the Corporation (by death, resignation, removal or otherwise) shall be filled by the Board of Directors.

5.8     **Compensation**.  The compensation of all officers and agents of the Corporation shall be fixed from time to time by the Board of Directors.

5.9     **Bonds**.  Any officer or employee of the Corporation shall, if required by the Board of Directors, furnish a bond for the faithful discharge of the duties held by such officer or employee in such form and amount and with such surety or sureties as is satisfactory to the Board of Directors.

<center>**ARTICLE VI**
**INDEMNIFICATION**</center>

6.1     **Mandatory Indemnification**.  Each person who was or is made a party or is threatened to be made a party, or who was or is a witness without being named a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding (a "Proceeding"), by reason of the fact that such individual is or was a Director or officer of the Corporation, or while a Director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, shall be indemnified and held harmless by the Corporation from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such person in connection with such Proceeding if it is determined that he acted in good faith and reasonably believed (i) in the case of conduct in his official capacity on behalf of the Corporation that his conduct was in the Corporation's best interests, (ii) in all other cases, that his conduct was not opposed to the best interests of the Corporation, and (iii) with respect to any Proceeding which is a criminal action, that he had no reasonable cause to believe his conduct was unlawful; provided, however, that in the event a determination is made that such person is liable to the Corporation or is found liable on the basis that personal benefit was improperly received by such person, the indemnification is limited to reasonable expenses actually incurred by such person in connection with the Proceeding and shall not be made in respect of any Proceeding in which such person shall have been found liable for intentional misconduct, fraud or a knowing violation of the law in the performance of his duty to the Corporation. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself be determinative of whether the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any Proceeding which is a criminal action, had reasonable cause to believe that his conduct was unlawful. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

6.2 **Determination of Indemnification**. Any indemnification under the foregoing Section 6.1 (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only upon a determination that indemnification of such person is proper in the circumstances by virtue of the fact that it shall have been determined that such person has met the applicable standard of conduct. Such determination shall be made (i) by the stockholders; (ii) by a majority vote of a quorum consisting of Directors who at the time of the vote are not parties to the act, suit or proceeding; (iii) by the holders of Founders Series Preferred Stock; (iv) by independent legal counsel (in a written opinion) if so ordered by a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding; or (v) by independent legal counsel (in a written opinion) if such quorum cannot be obtained. In the event of any conflict, the determination by the holders of the Founders Series Preferred Stock shall control.

6.3 **Advancement of Expenses**. Reasonable expenses, including court costs and attorneys' fees, incurred by a person who was or is a witness or who was or is named as a defendant or respondent in a Proceeding, by reason of the fact that such individual is or was a Director or officer of the Corporation, shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such Proceeding, upon receipt by the Corporation of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article 6, and a written undertaking by or on behalf of such person to repay the amount paid or reimbursed by the Corporation if it is ultimately determined that he is not entitled to be indemnified by the Corporation as authorized in this Article 6. Such written undertaking shall be an unlimited obligation of such person and it may be accepted without reference to financial ability to make repayment.

6.4 **Permissive Indemnification**. The Board of Directors of the Corporation may authorize the Corporation to indemnify employees or agents of the Corporation, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to Directors and officers of the Corporation.

6.5     **Nature of Indemnification**.  The indemnification and advancement of expenses provided hereunder shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Articles of Incorporation, these Bylaws, any agreement, vote of stockholders or disinterested Directors or otherwise, both as to actions taken in an official capacity and as to actions taken in any other capacity while holding such office, shall continue as to a person who has ceased to be a Director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

6.6     **Insurance**.  The Corporation shall have the power and authority to purchase and maintain insurance or another arrangement on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a Director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability, claim, damage, loss or risk asserted against such person and incurred by such person in any such capacity or arising out of the status of such person as such, irrespective of whether the Corporation would have the power to indemnify and hold such person harmless against such liability under the provisions hereof.  If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the Corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the stockholders of the Corporation.  Without limiting the power of the Corporation to procure or maintain any kind of insurance or other arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation, (i) create a trust fund; (ii) establish any form of self-insurance; (iii) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation; or (iv) establish a letter of credit, guaranty, or surety arrangement; provided, however, that no arrangement made by the Corporation under this Section 6.6 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of the law, except with respect to the advancement of expenses or indemnification ordered by a court.  The insurance or other arrangement may be procured, maintained, or established within the Corporation or with any insurer or other person deemed appropriate by the Board of Directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the Corporation.  In the absence of fraud, the judgment of the Board of Directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in the arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the Directors approving the insurance or arrangement to liability, on any ground, regardless of whether Directors participating in the approval are beneficiaries of the insurance or arrangement.

6.7     **Notice**.  Any indemnification or advance of expenses to a present or former director of the Corporation in accordance with this Article 6 shall be reported in writing to the stockholders of the Corporation with or before the notice or waiver of notice of the next stockholders' meeting or with or before the next submission of a consent to action without a meeting and, in any case, within the next twelve-month period immediately following the indemnification or advance.

## ARTICLE VII
## STOCK CERTIFICATES AND TRANSFER REGULATIONS

7.1     **Description of Certificates**.  The Board of Directors may authorize the issuance of some or all of the shares of the Corporation's classes or series without issuing certificates to represent such shares.  If shares are represented by certificates, the certificates shall be in such form as required by law and shall be determined by the Board of Directors.  Certificates, if issued, shall be signed (either manually or in facsimile) by the Chairman or President.  The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed.  In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.  All certificates for shares shall be consecutively numbered or otherwise identified and entered into the stock transfer books of the Corporation.  Each certificate shall state on the face thereof the name of the Corporation and that it is organized under the laws of the State of Nevada, the name of the holder, the number and class of shares, the par value of shares covered thereby or a statement that such shares are without par value, and such other matters as are required by law.  At such time as the Corporation may be authorized to issue shares of more than one class, every certificate shall set forth upon the face or back of such certificate a statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued, as required by the laws of the State of Nevada.  When shares are represented by certificates, the Corporation shall issue and deliver to each shareholder to whom such shares have been issued or transferred, certificates representing the shares owned by him.  When shares are not represented by certificates, then within a reasonable time after the issuance or transfer of such shares, the Corporation shall send the shareholder to whom such shares have been issued or transferred a written statement of the information required by law or this Section 7.1 to be on certificates.

7.2     **Delivery**.  Upon request, every holder of the capital stock in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the President of the Corporation, certifying the class of capital stock and the number of shares represented thereby as owned or held by such stockholder in the Corporation.

7.3     **Signatures**.  The signatures of the President upon a certificate may be facsimiles if the certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar.  In case any officer or officers who have signed, or whose facsimile signature or signatures have been placed upon any such certificate or certificates, shall cease to serve as such officer or officers of the Corporation, whether because of death, resignation, removal or otherwise, before such certificate or certificates are issued and delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered with the same effect as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to serve as such officer or officers of the Corporation.

7.4     **Issuance of Certificates**.  Certificates evidencing shares of its capital stock (both treasury and authorized but unissued) may be issued for such consideration (not less than par value, except for treasury shares which may be issued for such consideration) and to such persons as the Board of Directors may determine from time to time, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.  Shares shall not be issued until the full amount of the consideration, fixed as provided by law, has been paid.

7.5     **Payment for Shares**.  Consideration for the issuance of shares shall be paid, valued and allocated as follows:

(a)     **Consideration**.  The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation or other property of any kind or nature, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed or other securities of the Corporation.

(b)     **Valuation**.  In the absence of fraud in the transaction, the determination of the Board of Directors as to the value of consideration received shall be conclusive.

(c)     **Effect**.  When consideration, fixed as provided by law, has been paid, the shares shall be deemed to have been issued and shall be considered fully paid and nonassessable.

(d)     **Allocation of Consideration**.  The consideration received for shares shall be allocated by the Board of Directors, in accordance with law, between the stated capital and capital surplus accounts.

7.6     **Subscriptions**.  Unless otherwise provided in the subscription agreement, subscriptions of shares, whether made before or after organization of the Corporation, shall be paid in full in such installments and at such times as shall be determined by the Board of Directors. Any call made by the Board of Directors for payment on subscriptions shall be uniform as to all shares of the same class and series.  In case of default in the payment of any installment or call when payment is due, the Corporation may proceed to collect the amount due in the same manner as any debt due to the Corporation.

7.7     **Closing of Transfer Books; Record Date**.  For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may provide that stock transfer books shall be closed for a stated period of time not to exceed, in any case, 60 days.  If the stock transfer books shall be closed for the purpose of determining stockholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, as aforesaid, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 60 days, and in the case of a meeting of stockholders, not less than ten days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and the record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of stockholders.  When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall be applied to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

7.8    **Registered Owners**.  Prior to due presentment for registration of transfer of a certificate evidencing shares of the capital stock of the Corporation in the manner set forth in Section 7.10 hereof, the Corporation shall be entitled to recognize the person registered as the owner of such shares on its books (or the books of its duly appointed transfer agent, as the case may be) as the person exclusively entitled to vote, to receive notices and dividends with respect to, and otherwise exercise all rights and powers relative to such shares; and the Corporation shall not be bound or otherwise obligated to recognize any claim, direct or indirect, legal or equitable, to such shares by any other person, whether or not it shall have actual, express or other notice thereof, except as otherwise provided by the laws of Nevada.

7.9    **Lost, Stolen or Destroyed Certificates**.  The Corporation shall issue a new certificate in place of any certificate for shares previously issued if the registered owner of the certificate satisfies the following conditions:

(a)    **Proof of Loss**.  Submits proof in affidavit form satisfactory to the Corporation that such certificate has been lost, destroyed or wrongfully taken;

(b)    **Timely Request**.  Requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(c)    **Bond**.  Gives a bond in such form, and with such surety or sureties, with fixed or open penalty, as the Corporation may direct, to indemnify the Corporation (and its transfer agent and registrar, if any) against any claim that may be made or otherwise asserted by virtue of the alleged loss, destruction, or theft of such certificate or certificates; and

(d)    **Other Requirements**.  Satisfies any other reasonable requirements imposed by the Corporation.

In the event a certificate has been lost, apparently destroyed or wrongfully taken, and the registered owner of record fails to notify the Corporation within a reasonable time after he has notice of such loss, destruction, or wrongful taking, and the Corporation registers a transfer (in the manner hereinbelow set forth) of the shares represented by the certificate before receiving such notification, such prior registered owner of record shall be precluded from making any claim against the Corporation for the transfer required hereunder or for a new certificate.

7.10    **Registration of Transfers**.  Subject to the provisions hereof, the Corporation shall register the transfer of a certificate evidencing shares of its capital stock presented to it for transfer if:

(a)     **Endorsement**.  Upon surrender of the certificate to the Corporation (or its transfer agent, as the case may be) for transfer, the certificate (or an appended stock power) is properly endorsed by the registered owner, or by his duly authorized legal representative or attorney-in-fact, with proper written evidence of the authority and appointment of such representative, if any, accompanying the certificate; and

(b)     **Guaranty and Effectiveness of Signature**.   The signature of such registered owner or his legal representative or attorney-in-fact, as the case may be, has been guaranteed by a national banking association or member of the New York Stock Exchange, and reasonable assurance in a form satisfactory to the Corporation is given that such endorsements are genuine and effective; and

(c)     **Adverse Claims**.  The Corporation has no notice of an adverse claim or has otherwise discharged any duty to inquire into such a claim; and

(d)     **Collection of Taxes**.  Any applicable law (local, state or federal) relating to the collection of taxes relative to the transaction has been complied with; and

(e)     **Additional Requirements Satisfied**.   Such additional conditions and documentation as the Corporation (or its transfer agent, as the case may be) shall reasonably require, including without limitation thereto, the delivery with the surrender of such stock certificate or certificates of proper evidence of succession, assignment or other authority to obtain transfer thereof, as the circumstances may require, and such legal opinions with reference to the requested transfer as shall be required by the Corporation (or its transfer agent) pursuant to the provisions of these Bylaws and applicable law, shall have been satisfied.

7.11   **Restrictions on Transfer and Legends on Certificates**.

(a)     **Shares in Classes or Series**.  If the Corporation is authorized to issue shares of more than one class, a full or summary statement of all of the designations, preferences, limitations, and relative rights of the shares of each such class and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences of the shares of each such series so far as the same have been fixed and determined, and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.  In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any stockholder without charge upon written request to the Corporation at its principal place of business or registered office and that copies of the information are on file in the office of the Secretary of State.

(b)     **Restriction on Transfer**.  Any transfer of shares of Common Stock shall be subject to the Corporation's right of first refusal set forth in Section 7.12 below. Any restrictions imposed by the Corporation on the sale or other disposition of its shares and on the transfer thereof must be copied at length or in summary form on the face, or so copied on the back and referred to on the face, of each certificate representing shares to which the restriction applies. The certificate may however state on the face or back that such a restriction exists pursuant to a specified document and that the Corporation will furnish a copy of the document to the holder of the certificate without charge upon written request to the Corporation at its principal place of business.

(c) **Preemptive Rights**. Any preemptive rights of a stockholder to acquire unissued or treasury shares of the Corporation which are limited or denied by the Articles of Incorporation must be set forth at length on the face or back of the certificate representing shares subject thereto. In lieu of providing such a statement in full on the certificate, a statement on the face or back of the certificate may provide that the Corporation will furnish such information to any stockholder without charge upon written request to the Corporation at its principal place of business and that a copy of such information is on file in the office of the Secretary of State.

(d) **Unregistered Securities**. Any security of the Corporation, including, among others, any certificate evidencing shares of the common stock of the Corporation (the "Common Stock") or warrants to purchase Common Stock of the Corporation, which is issued to any person without registration under the Securities Act of 1933, as amended, or the Blue Sky laws of any state, shall not be transferable until the Corporation has been furnished with a legal opinion of counsel with reference thereto, satisfactory in form and content to the Corporation and its counsel, to the effect that such sale, transfer or pledge does not involve a violation of the Securities Act of 1933, as amended, or the Blue Sky laws of any state having jurisdiction. The certificate representing the security shall bear substantially the following legend:

"THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAW BUT HAVE BEEN ACQUIRED FOR THE PRIVATE INVESTMENT OF THE HOLDER HEREOF AND MAY NOT BE OFFERED, SOLD OR TRANSFERRED UNTIL EITHER (i) A REGISTRATION STATEMENT, UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS SHALL HAVE BECOME EFFECTIVE WITH REGARD THERETO, OR (ii) THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION AND ITS COUNSEL THAT REGISTRATION UNDER SUCH SECURITIES ACT OR SUCH APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED OFFER, SALE OR TRANSFER."

7.12 **Right of First Refusal.** No stockholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this bylaw:

(a)     If the stockholder desires to sell or otherwise transfer any of his shares of Common Stock, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b)     For thirty (30) days following receipt of such notice, the Corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 46, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board of Directors. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the stockholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring stockholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c)     The Corporation may assign its rights hereunder.

(d)     In the event the Corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the Corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the Corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring stockholder's notice.

(e)     In the event the Corporation and/or its assignees(s) do not elect to acquire all of the shares of Common Stock specified in the transferring stockholder's notice, said transferring stockholder may, within the sixty-day period following the expiration of the option rights granted to the Corporation and/or its assignees(s) herein, transfer the shares of Common Stock specified in said transferring stockholder's notice which were not acquired by the Corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares of Common Stock so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(f)     Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(1) A stockholder's transfer of any or all shares of Common Stock held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general of limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer.

(2) A stockholder's bona fide pledge or mortgage of any shares of Common Stock with a commercial lending institution, provided that any subsequent transfer of said shares of Common Stock by said institution shall be conducted in the manner set forth in this bylaw.

(3) A stockholder's transfer of any or all of such stockholder's shares of Common Stock to the Corporation or to any other stockholder of the Corporation.

(4) A stockholder's transfer of any or all of such stockholder's shares of Common Stock to a person who, at the time of such transfer, is an officer or director of the Corporation.

(5) A corporate stockholder's transfer of any or all of its shares of Common Stock pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares of Common Stock or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder.

(6) A corporate stockholder's transfer of any or all of its shares of Common Stock to any or all of its stockholders.

(7) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(g) The provisions of this bylaw may be waived with respect to any transfer either by the Corporation, upon duly authorized action of its Board of Directors with the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock. This bylaw may be amended or repealed either by a duly authorized action of the Board of Directors with the written consent or affirmative vote of the holders of a majority of the Founders Series Preferred Stock.

(h)     Any sale or transfer, or purported sale or transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this bylaw are strictly observed and followed.

(i)     The foregoing right of first refusal shall terminate on the date the Common Stock first offered to the public pursuant to a registration statement filed with, and declared effective by, the United States Securities and Exchange Commission under the Securities Act of 1933, as amended.

(j)     The certificates representing shares of Common Stock shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

## ARTICLE VIII
## GENERAL PROVISIONS

8.1     **Distributions**.  Subject to the provisions of Chapter 78 of the Nevada Revised Statutes, as amended, and the Articles of Incorporation, distributions of the Corporation shall be declared and paid pursuant to the following regulations:

(a)     **Declaration and Payment**.  Distributions on the issued and outstanding shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock, and may be paid in cash, in property, or in shares of capital stock.  Such declaration and payment shall be at the discretion of the Board of Directors, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

(b)     **Record Date**.  The Board of Directors may fix in advance a record date for the purpose of determining stockholders entitled to receive payment of any distribution, such record date to be not more than 60 days prior to the payment date of such distribution, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than 60 days prior to the payment date of such distribution.  In the absence of action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such distribution shall be the record date.

8.2     **Reserves**.  There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Directors from time to time, in their discretion, think proper to provide for contingencies, or to equalize distributions, or to repair or maintain any property of the Corporation, or for such other purposes as the Directors shall think beneficial to the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

8.3 **Books and Records**. The Corporation shall maintain correct and complete books and records of account and shall prepare and maintain minutes of the proceedings of its stockholders and Board of Directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.4 **Annual Statement**. The Board of Directors shall present at or before each annual meeting of stockholders a full and clear statement of the business and financial condition of the Corporation, including a reasonably detailed balance sheet and income statement under current date.

8.5 **Checks and Notes**. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

8.6 **Fiscal Year**. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

8.7 **Corporate Seal**. The Corporation seal, if any, shall be in such form as may be determined by the Board of Directors and may be altered, from time to time, by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

8.8 **Resignations**. Any director, officer or agent may resign his office or position with the Corporation by delivering written notice thereof to the President or the Secretary. Such resignation shall be effective at the time specified therein, or immediately upon delivery if no time is specified. Unless otherwise specified therein, an acceptance of such resignation shall not be a necessary prerequisite of its effectiveness.

8.9 **Amendment of Bylaws**.

(a) **By Directors**. These Bylaws may be altered, amended, or repealed and new Bylaws adopted at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present at such meeting, provided notice of the proposed alteration, amendment, or repeal be contained in the notice of such meeting, and subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

(b) **By Stockholders**. These Bylaws may be altered, amended or repealed and new Bylaws may be made, by a majority vote of the stockholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors, subject to the written consent or affirmative vote of the holders of Founders Series Preferred Stock.

8.10 **Construction**. Whenever the context so requires herein, the masculine shall include the feminine and neuter, and the singular shall include the plural, and conversely. If any portion or provision of these Bylaws shall be held invalid or inoperative, then, so far as is reasonable and possible: (i) the remainder of these Bylaws shall be considered valid and operative, and (ii) effect shall be given to the intent manifested by the portion or provision held invalid or inoperative.

8.11 **Telephone Meetings**. Stockholders, Directors, or members of any committee may hold any meeting of such stockholders, Directors or committee by means of conference telephone or similar communications equipment which permits all persons participating in the meeting to hear each other and actions taken at such meetings shall have the same force and effect as if taken at a meeting at which persons were present and voting in person. The Secretary of the Corporation shall prepare a memorandum of the action taken.

8.12 **Table of Contents; Captions**. The table of contents and captions used in these Bylaws has been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

8.13 **Ambiguities.** Any conflict or ambiguities in the language of the Bylaws, Articles of Incorporation, or other organizing documents whether original or restated shall be resolved in favor of these Bylaws.

# EXHIBIT B

## Form of Subscription Agreement

THIS SUBSCRIPTION AGREEMENT (THIS "AGREEMENT") RELATES TO AN OFFERING OF COMMON STOCK RELYING UPON ONE OR MORE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE FEDERAL SECURITIES LAWS. NONE OF THE SECURITIES TO WHICH THIS SUBSCRIPTION AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED NONE MAY BE OFFERED OR SOLD, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE COMPANY'S GOVERNING DOCUMENTS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. ACCORDINGLY, THE SUBSCRIBER MUST KEEP THIS AGREEMENT CONFIDENTIAL AND MAY NOT MAKE OR PROVIDE A COPY OF THIS AGREEMENT OR ANY RELATED DOCUMENTS TO ANYONE OTHER THAN THE SUBSCRIBER'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO TAX, ACCOUNTING AND OTHER RELATED MATTERS CONCERNING THE SUBSCRIBER'S INVESTMENT IN THIS OFFERING AND ITS SUITABILITY FOR THE SUBSCRIBER.


**FG COMMUNITIES, INC.**

**COMMON STOCK**

**SUBSCRIPTION AGREEMENT**


The undersigned subscriber (the "**Subscriber**") wishes to purchase shares of Common Stock, par value $0.001 per share, issued by FG Communities, Inc., a Nevada corporation (the "**Company**"), upon the terms and conditions set forth in this Subscription Agreement (this "**Agreement**" or "**Subscription Agreement**"), the Amended and Restated Articles of Incorporation of the Company, as amended or supplemented from time to time (the **"Articles"**) and the Bylaws of the Company, as amended or supplemented from time to time (the "**Bylaws**," and together with the Articles the "**Governing Documents**"). Capitalized terms used but not defined herein have the meanings given to them in the Governing Documents.

**WHEREAS**, pursuant to the terms of the Articles, the Company authorized the issuance of (i) up to one hundred million (100,000,000) shares of Common Stock, par value $0.001 per share (the "**Common Stock**"), which have such rights, powers privileges and restrictions, qualifications, and limitations as set forth in the Governing Documents.

**WHEREAS**, the Company is offering (the "**Offering**") shares of Common Stock, at an offering price of $2.25 per share, subject to the Company's Governing Documents. The minimum investment in shares of Common Stock is $499.50, although the Company may, in its sole discretion, accept subscriptions for lesser amounts.

**WHEREAS**, attached hereto as Exhibit A are Risk Factors, Conflicts of Interest and Related Materials related to an investment in the Common Stock (the "**Risk Factors**").

**WHEREAS**, the Company and Subscriber are executing and delivering this Agreement in reliance upon an exemption from securities registration under the Securities Act of 1933, as amended (the "**Securities Act**").

**NOW, THEREFORE**, in consideration of the premises above, which are incorporated in this Agreement as if fully set forth below, and the mutual covenants and other agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Subscriber hereby agree as follows:

1. <u>Subscription</u>.

   (a)    <u>Purchase and Sale</u>.

       (i)    The Company shall issue and sell to the Subscriber, and the Subscriber shall purchase from the Company the number of shares of Common Stock indicated on the signature page hereto (the "**Shares**") at the aggregate subscription price indicated on the signature page hereto (the "**Purchase Price**").

       (ii)    The closing of the sale of Shares to the Subscriber (the "**Closing**") shall take place on the date specified for the Company for the issuance of Shares following the execution of this Agreement and the receipt by the Company of the Purchase Price. At the Closing, the Company will issue to the Subscriber the Shares to be sold hereunder, each registered in the name of the Subscriber, against delivery of the Purchase Price in cash via wire transfer to an account specified in writing by the Company.

       (iii)    Upon execution of this Agreement, the Subscriber's obligation to purchase the Shares shall be irrevocable, and the Subscriber shall be legally bound to purchase the Shares subject to the terms set forth in this Agreement.

   (b)    <u>Termination</u>. This Agreement may be terminated at any time prior to the Closing by mutual written consent of the Company and the Subscriber.

2. <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber as follows:

   (a)    The Company is duly organized and validly existing as a corporation in good standing under the laws of the State of Nevada.

   (b)    The Company has the corporate power and authority to enter into, deliver and perform this Agreement and the agreements to be entered into therewith.

   (c)    All action on the part of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing, as applicable. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

   (d)    The Shares have been, or will be, duly and validly authorized and on the date of issuance of the Shares, the Shares will be duly and validly issued, fully paid and non-assessable and free of all preemptive or similar rights, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified in the Governing Documents, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Subscriber.

(e)     Assuming the accuracy of Subscriber's representations and warranties set forth herein, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to Subscriber as contemplated hereby.

3.     <u>Representations and Warranties of the Subscriber</u>. The Subscriber represents and warrants to the Company as follows:

(a)     The Subscriber hereby acknowledges having (i) received, read and understood the Risk Factors and the Governing Documents and understands terms and conditions of the Shares and the various risks of an investment in the Shares, as well as the conflicts of interest to which the Company is subject and (ii) been given the opportunity to (A) ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of the Offering, other matters pertaining to an investment in the Shares and the Company's business, management and financial affairs and (B) obtain any additional information that the Company can acquire without unreasonable effort or expense that is necessary to evaluate the merits and risks of an investment in the Shares.  In formulating a decision to invest in the Shares, the Subscriber has not relied or acted on the basis of any representations or other information purported to be given on behalf of the Company except as set forth in the Risk Factors and Governing Documents (it being understood that no person has been authorized by the Company to furnish any such representations or other information).

(b)     The Subscriber acknowledges that the Shares are subject to restrictions on transfer as described in the Governing Documents.

(c)     If an entity, the Subscriber is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation (if the concept of "good standing" is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(d)     The Subscriber has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Subscriber, will constitute the valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(e)     No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Subscriber in connection with the consummation of the transactions contemplated by this Agreement.

(f)     The execution, delivery and performance by the Subscriber of this Agreement and the consummation by the Subscriber of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, if applicable, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Subscriber, in each case (other than clause (i)), which would have a material adverse effect on the Subscriber or its ability to consummate the transactions contemplated by this Agreement

(g)     This Agreement is made with the Subscriber in reliance upon the Subscriber's representation to the Company, which by the Subscriber's execution of this Agreement, the Subscriber hereby confirms, that the Shares to be acquired by the Subscriber will be acquired for investment for the Subscriber's own account or an account that is under the direction and control of Subscriber or one of its affiliates, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law. By executing this Agreement, the Subscriber further represents that the Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. If the Subscriber was formed for the specific purpose of acquiring the Shares, each of its equity owners is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(h)     The Subscriber understands that the offer and sale of the Shares to the Subscriber has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein. The Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale and that Subscriber shall not be entitled to any registration rights with respect to the Shares. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(i)     The Subscriber understands that no public market now exists for the Shares and that the Company has made no assurances that a public market will ever exist for the Shares.

(j)     Subscriber is an "accredited investor" as defined by Rule 501(a) of Regulation D promulgated under the Securities Act and has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of Subscriber's investment in the Shares, of making an informed investment decision with respect thereto, and has the ability and capacity to protect Subscriber's interests or Subscriber meets the limitations as detailed in Paragraph (j)(i) & (ii) below.  The Subscriber understands that its agreement to purchase the Shares involves a high degree of risk, including those summarized in the Risk Factors, which could cause the Subscriber to lose all or part of its investment. The Subscriber has the ability to bear the economic risks of the Subscriber's investment in the Shares and adequate means to provide for the Subscriber's financial needs should the Subscriber receive no return on the investment, or if the Subscriber suffers a complete loss of such investment in the Shares. The Subscriber has evaluated the risks of investing in the Shares, understands there are substantial risks of loss incidental to the purchase of the Shares, and has determined that the Shares are a suitable investment for the Subscriber. The Subscriber understands and agrees that in connection with the verification of the Subscriber's status as an "accredited investor," the Subscriber will be required to complete all questionnaires, make all certifications, answer all questions and provide all supporting documents (which may include, among things, tax documents, bank statements and brokerage statements) as requested by the Company's third party "accredited investor" verification service provider. Failure to provide any such information to such service provider will result in the rejection of the Subscriber's subscription for Common Stock, unless otherwise agreed by the Company.

     (i)     We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors who are **not** accredited investors:

     (ii)     Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to the following limitations:

     (a)     If either their annual income or net worth is less than $124,000 than the greater of $2500 or Five Percent (5%) of the greater of their annual income or net worth

     (b)     If both their annual income and net worth are equal to or more than $124,000 than ten percent (10%) of the greater of their annual income or net worth.

The aggregate amount of securities sold to all investors during the 12 month period preceding the date of such offer or sale including the securities offered in this offering shall not exceed $4,999,999.50

(k)     The Subscriber represents and warrants that no "beneficial owner[1] of the Shares purchased by the Subscriber is subject to any of the "Bad Actor" disqualifications (each, a "**Disqualification Event**") described in Rule 506(d)(1) under the Securities Act, except for a Disqualification Event contemplated by Rule 506(d)(2) of the Securities Act, a reasonably detailed description of which has been furnished in writing to the Company. The Subscriber covenants that it will, subsequent to the date hereof, notify the Company of (i) any Disqualification Event relating to any beneficial owner of the Shares purchased by the Subscriber not previously disclosed, and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any beneficial owner of the Shares purchased by the Subscriber.

(l)     If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (collectively, the "**Code**")), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any

---

[1] For purposes of this paragraph, the "beneficial owner" of a security includes any person who, directly or indirectly has or shares, or is deemed to have or share: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security.

invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction. The Subscriber will provide the Company with a validly executed applicable IRS Form W-8[2] and any other information reasonably requested by the Company to verify the Subscriber's tax status.

(m)     Neither the Subscriber, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Shares.

(n)     If the Subscriber is an individual, then the Subscriber resides in the state or province identified in the address of the Subscriber set forth on Annex A (Subscriber Information) attached hereto; if the Subscriber is a partnership, corporation, limited liability company or other entity, then its principal place of business is the office or offices located at the address or addresses of the Subscriber set forth on Annex A (Subscriber Information) attached hereto.

(o)     The Subscriber has, or as of the Closing will have, available to it sufficient funds to satisfy its obligations under this Agreement.

(p)     The Subscriber represents that the Subscriber does not know or have any reason to suspect that (i) the monies used to fund the Subscriber's investment in the Shares have been or will be derived from or related to any illegal activities, including but not limited to, money laundering activities and (ii) the proceeds from the Subscriber's investment in the Shares will be used to finance any illegal activities, and that the Subscriber is not a party with which the Company is otherwise prohibited to deal under the laws of the United States, including applicable anti-money laundering laws. The Subscriber represents that it is not, and is not acting as an agent, representative, intermediary or nominee for any person identified on the list of blocked persons maintained by the Office of Foreign Assets Control, U.S. Department of Treasury and has complied with all applicable U.S. laws, regulations, directives, and executive orders relating to anti- money laundering including but not limited to the following laws: (1) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (2) Executive Order 13224 (Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) of September 23, 2001.

(q)     Subscriber recognizes that no federal, state or foreign agency has reviewed, recommended or endorsed the purchase of the Shares or any facts or circumstances related thereto.

(r)     Subscriber understands that no certificates will be issued representing the Shares and that the Shares are not transferrable except in accordance with the Governing Documents, which Governing Documents restrict the transferability of the Shares.

(s)     Any sales, transfers, or other dispositions of the Shares by Subscriber, if any, will be made

---

[2] IRS Forms W-8 and instructions can be found at: https://www.irs.gov/forms-pubs/about-form-w-8.

in compliance with the Securities Act and all applicable rules and regulations promulgated thereunder.

(t)    Subscriber represents and warrants, to the best of Subscriber's knowledge, that no finder, broker, agent, financial advisor or other intermediary, nor any purchaser representative or any broker-dealer acting as a broker, is entitled to any compensation in connection with the transactions contemplated by this Subscription Agreement.

By making the foregoing representations the Subscriber has not waived any right of action the Subscriber may have under federal or state securities law that may not be waived, modified or limited under applicable law. Any such waiver would be unenforceable. The Company will assert the Subscriber's representations as a defense in any subsequent litigation where such assertion would be relevant.

4.    <u>Indemnification</u>.

(a)    Subscriber agrees to indemnify, hold harmless, reimburse and defend the Company, its respective officers, directors, agents, counsel, members, shareholders, managers and control persons, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company or any such person which results, arises out of or is based upon (i) any material misrepresentation by Subscriber or breach of any representation or warranty by Subscriber in this Agreement or any other agreement delivered pursuant hereto or in connection herewith, now or after the date hereof or the Subscriber's breach of, or failure to comply with, any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to the Company; or (ii) after any applicable notice and/or cure periods, any breach or default in performance by Subscriber of any covenant or undertaking to be performed by Subscriber hereunder or any other agreement entered into by Subscriber and the Company relating hereto.

(b)    If any action shall be brought against an indemnified party in respect of which indemnity may be sought pursuant to this Agreement, the indemnified party shall promptly notify the indemnifying party in writing, and indemnifying party shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the indemnified party. Any indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of indemnified party except to the extent that (i) the employment thereof has been specifically authorized by indemnifying party in writing, (ii) the indemnifying party has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) insuch action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the indemnifying party and the position of indemnified party, in which case the indemnifying party shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The indemnifying party will not be liable to the indemnified party under this Agreement (y) for any settlement by an indemnified party effected without the indemnifying party's prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to the indemnified party's breach of any of the representations, warranties, covenants or agreements made by the indemnified party in this Agreement.

5.    <u>Tax Form</u>.  The Subscriber certifies under penalties of perjury that (i) the Subscriber's taxpayer identification number set forth on <u>Annex A</u> (Subscriber Information) attached hereto is correct, and (ii) the information contained in any IRS Form W-9 (Request for Taxpayer Identification Number and

Certification)[3] or other tax form submitted with the completed subscription materials is correct, and the Subscriber shall promptly inform the Company of any change in such information and execute a new form with the correct information.

6.      Electronic Communications.  The Subscriber agrees to receive and accept reports and communications indefinitely from the Company exclusively via e-mail to the e-mail address set forth on Annex A (Subscriber Information) attached hereto unless the Subscriber notifies the Company in writing that the Subscriber wishes to receive reports to either another e-mail address or alternatively, via regular mail in lieu of electronic mail.  The Subscriber acknowledges that all such electronic communications may be accessed by recipients other than Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems.  The Subscriber understands that the Company gives no warranties in relation to these matters.  If the Subscriber has any doubts about the authenticity of an e-mail or other electronic communication purportedly sent by the Company, the Subscriber agrees to contact the purported sender immediately.  The Subscriber acknowledges that although the Company does not impose any additional charges for electronic delivery, the Subscriber may incur potential costs associated with electronic delivery, such as usage charges from the Subscriber's internet access providers.  The Subscriber understands that it will continue to receive such electronic deliveries until such time that the Subscriber revokes its consent by written notice to the Company or it no longer has the right to receive such communications.  The Subscriber understands that although the Company strives to protect the Subscriber's non-public personal information, the Company cannot ensure or warrant the security of any information the Subscriber provides or transmits to the Company, and the Subscriber does so at its own risk.  *If instructions are given by the Subscriber via e-mail, the Subscriber agrees to indemnify the Company and any of its directors, officers, employees, affiliates and agents against any loss of any nature whatsoever arising to any of them as a result of any of them acting upon instructions submitted by facsimile or by other electronic means.  Each such indemnified party may rely conclusively upon and shall incur no liability in respect of any loss arising from (i) the non-receipt of any instructions relating to the Shares purchased by the Subscriber delivered via e-mail or (ii) any action taken upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons on behalf of the Subscriber.*

7.      Miscellaneous.

(a)      Notices. Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by e-mail, or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid).

If to the Company, at:

FG Communities, Inc.
108 Gateway Blvd., Suite 204
Mooresville, NC 28117
Attention: Michael Anise and
D. Kyle Cerminara E-mail:
info@fgcommunities.com

If to the Subscriber, at its address set forth on Annex A (Subscriber Information) attached hereto, or such other address as Subscriber shall have specified to the Company in writing.

---

[3] IRS Form W-9 and instructions can be found at: https://www.irs.gov/forms-pubs/about-form-w-9.

(b)     Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

(c)     Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(d)     Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(e)     Assignments. Except as otherwise specifically provided herein, the Subscriber may not assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Company.

(f)     Counterparts. This Agreement may be executed in two or more counterparts, each of which may be delivered electronically and will be deemed an original but all of which together will constitute one and the same instrument.

(g)     Law Governing this Agreement. This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Nevada, as such laws are applied by the Nevada courts within the borders of such state, except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company and their respective successors and assigns.

(h)     Jurisdiction. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of North Carolina and to the jurisdiction of the United States District Court for the  District of North Carolina for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of North Carolina or the United States District Court for the District of North Carolina, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(i)     Waiver of Jury Trial. To the extent permitted by applicable law, the parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(j)     Captions; Certain Definitions. The captions of the various sections and paragraphs of this Agreement have been inserted only for the purposes of convenience; such captions are not a part of this Agreement and shall not be deemed in any manner to modify, explain, enlarge or restrict any of the provisions of this Agreement. As used in this Agreement the term "person" shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or any other legal entity and a government or any department or agency thereof.

(k)     Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(l)     Expenses. Each of the Company and the Subscriber will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants.

(m)     Counsel. The Subscriber acknowledges that it has been advised or has had the opportunity to consult with Subscriber's own attorney, accountant, financial advisor and any other advisors regarding this Subscription Agreement and Subscriber's investment in the Company and Subscriber has done so to the extent that Subscriber deems appropriate.

(n)     Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(o)     Confidentiality. The Subscriber will (i) keep confidential all information it may receive pertaining to the Company and its affairs, except as required by law, and (ii) use such information only for purposes reasonably related to its investment in the Shares.  The Subscriber has not reproduced, duplicated or delivered this Subscription Agreement to any other person, except to the Subscriber's professional advisors or as instructed by the Company.  The Subscriber understands that the Risk Factors, speak only as to the date thereof and the information contained therein may not be correct or complete as of any time subsequent to such date.

(p)     Annexes.  Annex A (Subscriber Information), Annex B (Accredited Investor Status) and Exhibit A (Risk Factors, Conflicts of Interest and Related Materials) attached hereto are each an integral part of this Subscription Agreement and shall be deemed to be incorporated by reference herein.

[*Signature Pages Follow*]

## SIGNATURE PAGE

The Subscriber hereby represents that: (a) the Subscriber has carefully read and is familiar with the Subscription Agreement, the Risk Factors and the Governing Documents; (b) the information contained in the Subscription Agreement (including each of the Annexes hereto) is complete and accurate and may be relied upon; and (c) the Subscriber agrees that the execution of this signature page constitutes receipt and execution of the Subscription Agreement and receipt of the Governing Documents.

NOTE: Please provide a copy of a current, government-issued photo identification of the individual signing the Subscription Agreement.

IN WITNESS WHEREOF, the Subscriber has executed this Signature Page as of the date set forth below.

Date: ____________________, 20____

***INDIVIDUAL SUBSCRIBERS:***

________________________________
Signature

________________________________
Print Name of Subscriber as it will be registered with this investment

________________________________
Signature (if applicable)

________________________________
Print Name of Subscriber as it will be registered with this investment

***SUBSCRIBERS OTHER THAN INDIVIDUALS:***

________________________________
Print Name of Subscriber as it will be registered with this investment

By: ____________________________________
Authorized Signature

________________________________________
Print Name and Title

________________________________
Print Name of Subscriber as it will be registered with this investment

By: ____________________________________
Authorized Signature

________________________________________
Print Name and Title

**<u>Purchase Price and Number of Shares</u>**:

| | |
|---|---|
| **Common Stock Purchase Price** (Subscriber's aggregate subscription price) | $________________________ |
| **Common Stock Shares** (Common Stock Purchase Price *divided by* $2.25) | ________________shares of Common Stock |

SIGNATURE PAGE (CONTINUED)

***Additional Representation With Respect to Investments By An IRA or Self-Directed Pension Plan**
If the Subscriber is an IRA or self-directed pension plan, the individual who established the IRA or the individual who directed the pension plan's investment in the Shares, as the case may be, the "Fiduciary": (i) has directed the custodian or trustee of the Subscriber to execute this Subscription Agreement on the line set forth above for Authorized Signature and (ii) has signed below to indicate that he or she has reviewed, directed and certifies to the accuracy of the representation and warranties made by the Subscriber herein.

Name: ___________________________________

Signature:________________________________

Name and Address of Custodian
and Contact Individual:
___________________________________

___________________________________

___________________________________

Account or other Reference Number:
___________________________________

Custodian's Tax I.D. Number:
____________________________________

Note to Custodian: Please be sure to include an authorized signatory list with this completed page.

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

***For Internal Use Only - Please Do Not Write Below This Point***

The subscription by the Subscriber is hereby accepted by the Company in the amount set forth below as of the date set forth below.

Date of Acceptance: ______________, 202___

**Accepted Purchase Price and Number of Shares**:

| | |
|---|---|
| **Common Stock Purchase Price**<br>(Subscriber's aggregate subscription price) | $_________________________ |
| **Common Stock Shares** (Common Stock Purchase Price *divided by* $2.25) | ________________shares of Common Stock |

**FG COMMUNITIES, INC.**

By: ________________________________
Name:
Title:

# EXHIBIT C

## Audited Financial Statements

**FG Communities, Inc.**

**Consolidated Financial Statements**

**December 31, 2022**

**FG Communities, Inc.**
**Table of Contents**

Independent Auditor's Report                                                                          1

Consolidated Financial Statements

    Consolidated Balance Sheet                                                       3

    Consolidated Statement of Operations                                        4

    Consolidated Statement of Stockholders' Equity                         5

    Consolidated Statement of Cash Flows                                        6

    Notes to Consolidated Financial Statements                              8

**Independent Auditor's Report**

Board of Directors
FG Communities, Inc.
Mooresville, North Carolina

**Opinion**
We have audited the consolidated financial statements of FG Communities, Inc. and its subsidiaries which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from inception (July 8, 2022) to December 31, 2022, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of FG Communities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the period of inception (July 8, 2022) to December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of FG Communities, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about FG Communities, Inc.'s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

**Auditor's Responsibility for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of FG Communities, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about FG Communities, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

*Bergan KDV, Ltd.*

Cedar Rapids, Iowa
February 23, 2023

**FG Communities, Inc.**
**Consolidated Balance Sheet**
**As of December 31, 2022**

**Assets**

Investment property

| | |
|---|---:|
| Land | $ 1,846,612 |
| Land improvements | 12,201,402 |
| Buildings | 687,949 |
| Total investment property | 14,735,963 |
| Less accumulated depreciation | 53,348 |
| Net investment property | 14,682,615 |
| Cash | 141,777 |
| Accounts receivable | 7,743 |
| Acquisition deposits | 140,000 |
| Goodwill | 438,000 |
| Other assets | 63,625 |
| Deferred tax asset | 121,000 |
| Total assets | $ 15,594,760 |

**Liabilities and Stockholders' Equity**

| | |
|---|---:|
| Accounts payable | $ 127,858 |
| Accrued expenses | 12,195 |
| Customer deposits | 19,495 |
| Notes payable, net of loan fees | 7,566,273 |
| Mandatorily redeemable convertible preferred stock | 1,994,894 |
| Total liabilities | 9,720,715 |

Stockholders' equity

| | |
|---|---:|
| Common stock - $0.001 par value; 20,000,000 shares authorized | 12,875 |
| Additional paid-in capital | 6,484,845 |
| Retained deficit | (623,675) |
| Total stockholders' equity | 5,874,045 |
| Total liabilities and stockholders' equity | $ 15,594,760 |

See notes to consolidated financial statements.


**FG Communities, Inc.**
**Consolidated Statement of Operations**
**Period From Inception (July 8, 2022) to December 31, 2022**


| | | |
|---|---|---:|
| Rental income | $ | 130,651 |
| | | |
| Community operating expenses | | |
|    Repairs and maintenance | | 2,085 |
|    Real estate taxes | | 2,574 |
|    Utilities | | 18,028 |
|    Insurance | | 11,689 |
|       Total community operating expenses | | 34,376 |
| | | |
| Corporate payroll and overhead | | 747,593 |
| Depreciation and amortization | | 58,987 |
| Interest | | 34,370 |
| | | |
| Total expenses | | 875,326 |
| | | |
| Net loss before income tax benefit | | (744,675) |
| | | |
| Income tax benefit | | 121,000 |
| | | |
| Net loss | $ | (623,675) |

**FG Communities, Inc**
**Consolidated Statement of Stockholders' Equity**
**Period From Inception (July 8, 2022) to December 31, 2022**

| | Shares Issued and Outstanding | | | | Additional | Retained | |
|---|---|---|---|---|---|---|---|
| | Common | Preferred | Common | Preferred | Paid-in Capital | Deficit | Total |
| Capital contributed | 11,763,790 | 1 | $ 11,764 | $ - | $ 6,258,734 | $ - | $ 6,270,498 |
| Exercise and vest of stock options | 1,111,111 | - | 1,111 | - | 226,111 | - | 227,222 |
| Net loss | - | - | - | - | - | (623,675) | (623,675) |
| Balance, December 31, 2022 | 12,874,901 | 1 | $ 12,875 | $ - | $ 6,484,845 | $ (623,675) | $ 5,874,045 |

See notes to consolidated financial statements.

**FG Communities, Inc**
**Consolidated Statement of Cash Flows**
**Period From Inception (July 8, 2022) to December 31, 2022**

| | |
|---|---:|
| **Cash Flows - Operating Activities** | |
| Net loss | $ (623,675) |
| Adjustments to reconcile net loss to | |
| net cash flows - operating activities | |
| Depreciation | 53,348 |
| Amortization of debt issuance costs | 5,640 |
| Stock compensation expense | 227,222 |
| Deferred income taxes | (121,000) |
| Changes in operating assets and liabilities | |
| Receivables | (7,743) |
| Acquisition deposits | (140,000) |
| Other assets | (63,625) |
| Accounts payable | 127,858 |
| Accrued expenses | 12,195 |
| Customer deposits | 19,495 |
| Net cash flow - operating activities | (510,285) |
| | |
| **Cash Flows - Investing Activities** | |
| Purchases of investment properties | (3,173,863) |
| Net cash flows - investing activities | (3,173,863) |
| | |
| **Cash Flows - Financing Activities** | |
| Proceeds from issuance of common stock | 3,361,342 |
| Proceeds from issuance of preferred stock | 1,005,000 |
| Debit issuance costs | (528,344) |
| Principal payments on notes payable | (12,073) |
| Net cash flow - financing activities | 3,825,925 |
| | |
| Net change in cash | 141,777 |
| | |
| **Cash** | |
| Beginning of period | - |
| | |
| End of period | $ 141,777 |

**FG Communities, Inc**
**Statement of Cash Flows**
**Period From Inception (July 8, 2022) to December 31, 2022**

| | |
|---|---|
| **Supplemental Disclosure of Cash Flow Information** | |
| Cash paid during the year for interest | $ 34,370 |
| | |
| **Supplemental Schedule of Noncash Investing and Financing Activity** | |
| Financing of investment property purchases | $ 5,835,000 |
| Equity issued in business acquisition | $ 2,904,156 |
| Mandatorily redeemable preferred stock issued in business acquisition | $ 994,894 |

## NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**
FG Communities, Inc. is a Nevada Corporation formed July 8, 2022, whose principal activities are to acquire, own, and operate manufactured housing communities.

**Principles of Consolidation**
The consolidated financial statements include FG Communities, Inc. and its wholly owned subsidiaries, FG Communities at Clyde, LLC, FG Communities at Conover, LLC, FG Communities at Leicaster, LLC, FG Communities at Eden LLC, FG Communities at Candler, LLC, FG Communities at Asheville, LLC, Asheville Peaks, LLC., Centerwood Estates, LLC., MH Titans, LLC., Midwood MH Titans, LLC, and Sugarloaf Estates MH Titans, LLC, collectively referred to hereafter as the "Company." All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

**Accounting Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Investment Property and Depreciation**
Investment property, including property and equipment, is carried at cost with depreciation computed under the straight-line method over the estimated economic useful lives of the assets. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

**Long-Lived Assets**
The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. There were no impairment losses for the period of inception (July 8, 2022) to December 31, 2022.

**Goodwill**
Goodwill, in the amount of $438,000 with accumulated amortization of $0 as of December 31, 2022, represents the excess cost of acquired entities over the fair values assigned to tangible assets acquired, the identifiable intangible assets that are required to be valued and reported and the liabilities assumed. Goodwill is being amortized on at straight-line basis over a 3-year period. Goodwill is reviewed for impairment when a triggering event occurs.

## NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Revenue Recognition**
Mobile home rental and related income is generated from lease agreements for the Company's sites and homes. The lease component of these agreements is accounted for under Topic 842 of the Financial Accounting Standards Board (FASB), Accounting Standards Codification, (ASC) for leases.

Under ASC 842, the Company must assess on an individual lease basis whether it is probable that they will collect the future lease payments. The Company considers the tenant's payment history and current credit status when assessing collectability. When collectability is not deemed probable, the Company will write-off the tenant's receivables, including straight-line rent receivable, and limit lease income to cash received.

The Company's revenues primarily consist of rental revenues and fee and other income. The Company has the following revenue sources and revenue recognition policies:

- Rental revenues include revenues from the leasing of land lot or a combination of both, the mobile home and land at the Company's properties to tenants.

  - Revenues from the leasing of land lot or a combination of both, the mobile home and land at the Company's properties to tenants include (i) lease components, including land lot or a combination of both, the mobile home and land, and (ii) reimbursement of utilities and account for the components as a single lease component in accordance with ASC 842.
  - Revenues derived from fixed lease payments are recognized on a straight-line basis over the non-cancelable period of the lease. The Company commences rental revenue recognition when the underlying asset is available for use by the lessee. Revenue derived from the reimbursement of utilities are generally recognized in the same period as the related expenses are incurred. The Company's leases are month-to-month.

**Stock Based Compensation**
Stock based payments to employees for their services are measured at fair value on the grant date and recognized in the statement of operations as compensation over the relevant service period in accordance with FASB ASC Topic 718, *Compensation*. In addition, for awards that vest immediately and are nonforfeitable the measurement date is the date the award is issued. The Company recorded stock option expense of $227,222 during the period of inception (July 8, 2022) to December 31, 2022.

## NOTE 1 – BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Income Taxes**
Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for a net operating loss carryforward that is available to offset future taxable income. The Company accounts for any interest and penalties related to IRS assessments as income tax expense.

**Subsequent Events**
Management has evaluated subsequent events through February 23, 2023, the date which the financial statements were available for issue.

## NOTE 2 – ACQUISITIONS

During 2022, the Company acquired six manufactured home communities as asset acquisitions in accordance with ASC 805, *Business Combinations*. The purchase price of the properties is allocated based upon the fair value of the assets acquired, which generally consists of land, land improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by internal evaluation as well as third-party appraisal of the property obtained in conjunction with the purchase.

The following table summarizes the estimated value of the assets acquired at the date of acquisition:

| Acquisition Date | Name of Community | Land | Land Improvements | Buildings | Total Purchase Price |
|---|---|---|---|---|---|
| August 2022 | Clyde | 60,000 | 300,230 | 17,770 | 378,000 |
| August 2022 | Conover | 119,000 | 540,417 | 15,583 | 675,000 |
| August 2022 | Leicaster | 108,800 | 616,200 | - | 725,000 |
| October 2022 | Eden | 200,300 | 1,472,855 | 126,845 | 1,800,000 |
| December 2022 | Candler | 98,100 | 882,170 | 19,730 | 1,000,000 |
| December 2022 | Asheville | 287,000 | 3,921,632 | 42,231 | 4,250,863 |
| December 2022 | Other | - | - | 180,000 | 180,000 |
| | | 873,200 | 7,733,504 | 402,159 | 9,008,863 |

On November 30, 2022, the Company acquired the assets of Asheville Peaks, LLC, Centerwood Estates, LLC, MH Titans, LLC, Midwood MH Titans, LLC and Sugarloaf Estates MH Titans, LLC. The aggregate purchase price of $3,899,050 was paid by issuing Common Stock and Preferred Stock to the sellers. The Company accounted for the acquisitions as a business acquisition in accordance with ASC 805, *Business Combinations*. As a result of the acquisitions, the Company expanded its investment portfolio. Goodwill is deductible for income tax purposes.

## NOTE 2 – ACQUISITIONS (CONTINUED)

The following table summarizes the estimated fair values of the assets acquired at the date of the acquisitions during the period from inception (July 8, 2022) to December 31, 2022:

| | |
|---|---:|
| Land | $ 973,412 |
| Land improvements | 4,467,898 |
| Buildings | 285,790 |
| Goodwill | 438,000 |
| Debt assumed | (2,266,050) |
| | |
| Total asset acquired | $ 3,899,050 |

## NOTE 3 – COMMITMENTS

As of December 31, 2022, the Company had spent $140,000 on investment property purchases. The assets are expected to cost approximately $3,430,000 and be acquired in January 2023.

## NOTE 4 – LONG-TERM DEBT

| | |
|---|---:|
| Variable rate bank notes (interest ranging from 5.75% to 7%), payable in monthly installments totaling $39,055, including interest, maturing on various dates from August 2032 to December 2032, collateralized by real estate assets and guaranteed by a stockholder of the Company. | $ 5,172,927 |
| Fixed rate bank notes (interest ranging from 3.25% to 7%), payable in monthly installments totaling $19,103, including interest, maturing on various dates from January 2026 to December 2032, collateralized by real estate assets and guaranteed by a stockholder of the Company. | 2,916,050 |
| | 8,088,977 |
| Less debt issuance costs | 522,704 |
| | $ 7,566,273 |

## NOTE 4 – LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt are as follows:

| Year Ending December 31: | | |
|---|---|---|
| 2023 | $ | 225,691 |
| 2024 | | 237,328 |
| 2025 | | 252,344 |
| 2026 | | 1,124,285 |
| 2027 | | 234,246 |
| Thereafter | | 6,015,083 |
| Total | $ | 8,088,977 |

## NOTE 5 – STOCKHOLDERS′ EQUITY

**Common Stock**
Holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders, except for the election of directors.

**Preferred Stock**
The Company is authorized to issue up to 10,000,000 shares of preferred stock, $0.001 par value.

***Founders Series Preferred Stock***
Ranking: The Founders Series Preferred stock ranks as to the payment of dividends and distribution of Company assets upon its liquidation, dissolution or winding up, senior to the common stock, *pari passu* with the Series A Preferred stock (as defined below).

Dividends: Holders of Founders Series Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the amount paid for each share of Founders Series Preferred Stock.

Liquidation Preference: Upon the occurrence of a change-in-control transaction or liquidation event, each holder of Founders Series Preferred Stock shall receive an amount equal to the Founders Series issue price plus an amount equal to any accrued and unpaid dividends before any distribution of assets is made to holders of Common Stock.

Conversion: The Founders Series Preferred Stock is not convertible into or exchangeable for any property or other securities of the Company.

Redemption: The Founders Series Preferred Stock is not redeemable.

## NOTE 5 – STOCKHOLDERS′ EQUITY (CONTINUED)

### *Founders Series Preferred Stock - continued*

Voting Rights: The holder of the Founders Series Preferred Stock shall be entitled to elect all of the directors of the Board, but shall not be entitled to vote on any other matter. However, neither the Board or the Corporation shall take action on any items laid out in the Founders Series Protective Provision section of the Amended and Restated Articles of Incorporation dated November 18, 2022, without consent of the holder of the Founders Series Preferred Stock.

### *Mandatorily Redeemable Series A Cumulative Preferred Stock*

The Company issued 10,000 shares of Mandatorily Redeemable Series A Cumulative Preferred Stock in December 2022. Each share has a liquidation value of $100 per share. The liquidation value, plus accrued but unpaid dividends, is payable on December 31, 2027, the mandatory redemption date. The Company has the option to redeem any number of the shares on December 31, 2025, at a price equal to the liquidation plus accrued and unpaid dividends. The Company, at its sole discretion, with consent of the holders of the Founders Preferred Stock, may extend the mandatory redemption date for up to two successive one-year periods. In no event shall the mandatory redemption date be extended past December 31, 2029

Ranking: The Series A Cumulative Preferred Stock ranks as to the payment of dividends and distribution of Company assets upon its liquidation, dissolution or winding up, senior to the common stock, pari passu with the Founders Series Preferred Stock and Series B Preferred Stock.

Dividends: Holders of Series A Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for payment of dividends, cumulative preferential cash dividends at the rate of 8% of the original issue price per annum.

Liquidation Preference: Upon the occurrence of a change-in-control transaction or liquidation event, each holder of Founders Series Preferred Stock shall receive an amount equal to the original issue price plus an amount equal to any accrued and unpaid dividends before any distribution of assets is made to holders of Common Stock.

Voting Rights: The Company may not authorize or issue any class or series of equity securities ranking senior to the Series A Preferred Stock as to dividends or distributions upon liquidation or amend the Company's articles of incorporation to materially and adversely change the terms of Series A Preferred Stock with the affirmative vote of the majority of the votes entitled to be case on such matters by holders of outstanding shares of Series A Preferred Stock, voting together as a class.

As of December 31, 2022, Mandatorily Redeemable Series A Cumulative Preferred Stock, totaling $1,000,000, is reported as a liability in the balance sheet.

## NOTE 5 – STOCKHOLDERS′ EQUITY (CONTINUED)

*Mandatorily Redeemable Series B Preferred Stock*
The Company had planned to issue 99,489 shares of Mandatorily Redeemable Series B Preferred Stock in November 2022. However, as of December 31, 2022, the Mandatorily Redeemable Series B Preferred Stock totaling $994,894 had not been issued. This amount is reported as a liability in the balance sheet.

## NOTE 6 – INCOME TAXES

Components of the income tax benefit for the period of inception (July 8, 2022) through December 31, 2022, were as follows:

| | |
|---|---|
| Deferred income taxes | $ (3,008,000) |
| Benefit of operating loss carryforward | 3,129,000 |
| Total income tax benefit | $ 121,000 |

The income tax benefit differs from the amount that would be obtained by applying federal statutory rates to net loss before income taxes because not tax benefit has been provided for nondeductible expenses and the Company is subject to state income tax expense.

The net deterred tax asset in the accompanying consolidated balance sheet includes the following amount of deferred tax assets and liabilities:

| | |
|---|---|
| Deferred tax assets | $ 3,137,000 |
| Deferred tax liabilities | (3,016,000) |
| Total income tax benefit | $ 121,000 |

As of December 31, 2022, the Company has a federal net operating loss carryforward of approximately $13,330,000 that can be used to offset future taxable income. The loss carryforward has an indefinite carryforward period.